FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2007

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   November 8, 2007

Third Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Nine Months Ended September 30, 2007
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2007 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of November 8, 2007.
THIRD QUARTER HIGHLIGHTS
•	On September 25, 2007, Goldcorp entered into an agreement with Kinross Gold Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash and working capital adjustments. The transaction highlights Goldcorp’s continuing commitment to simplify its asset portfolio and to focus its efforts on building results with long-term assets within the Company’s core operating districts. The transaction is expected to close in the fourth quarter of 2007.

The results of La Coipa have been reclassified as discontinued operations, except for certain operational statistics and other information, where noted.

•	Gold production increased to 556,200 ounces compared with 431,800 ounces in 2006(1).

•	Gold sales increased to 537,200 ounces, compared with 421,400 ounces in 2006(1).

•	Total cash costs were $140 per gold ounce, net of by-product copper and silver credits, compared with $84 per ounce in 2006(1)(2).

•	Adjusted net earnings (3) amounted to $82.3 million ($0.12 per share) for the quarter compared with adjusted net earnings of $91.5 million ($0.22 per share) in the prior year. Net earnings amounted to $75.8 million ($0.11 per share), compared to $59.5 million ($0.14 per share) in 2006.

•	Operating cash flows of $189.0 million from continuing operations, compared to $223.5 million in 2006. Operating cash flows before working capital changes of $208.6 million compared to $171.9 million in 2006.

•	Dividends paid of $31.7 million for the quarter (2006 – $18.8 million).

(1)	Non-GAAP performance measure – includes the results of La Coipa, which, for accounting purposes have been reclassified as discontinued operations.

(2)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 25 for a reconciliation of total cash costs to reported operating expenses.

(3)	Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 26 for a reconciliation of adjusted net earnings to reported net earnings.
GOLDCORP       |      1

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, the La Coipa gold/silver mine (50% interest) in Chile, the Marigold gold mine (67% interest) and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project and the Los Filos gold project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 49% interest in Silver Wheaton Corp. (“Silver Wheaton”), a publicly traded company, 68% interest in Terrane Metals Corp. (“Terrane”), a publicly traded exploration company and a 21% interest in Peak Gold Ltd. (“Peak Gold”), a publicly traded gold mining company.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and the Toronto Stock Exchange.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet and has not hedged or sold forward any of its future gold production.
Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas.
CORPORATE DEVELOPMENTS
Acquisition of Full Ownership of Porcupine and Musselwhite Mines
On September 25, 2007, Goldcorp entered into an agreement with Kinross Gold Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash. The transaction is expected to close in the fourth quarter. The transaction enhances Goldcorp’s geographic focus in NAFTA countries, simplifies its asset portfolio, and exchanges an asset with a short-term life for assets with long-term potential.
Sale of Peak Mine and Amapari Mine
During April 2007, Goldcorp closed the sale of the Amapari mine in Brazil and Peak mine in Australia to Peak Gold (formerly GPJ Ventures Ltd.) in exchange for $200 million in cash and $100 million in shares of Peak Gold, which resulted in a gain of approximately $6.5 million after tax, recorded in the second quarter of 2007. As at September 30, 2007, Goldcorp owned approximately 21% of Peak Gold.
Sale of Peñasquito Silver Stream
On July 24, 2007, Goldcorp completed its agreement with Silver Wheaton to sell 25% of the silver produced from its Peñasquito project located in Mexico for the life of mine. Total upfront consideration paid was $485 million in cash. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.
As at September 30, 2007, Peñasquito had 13 million ounces of proven and probable gold reserves, 4.7 million ounces of measured and indicated gold resources and 8.9 million ounces of inferred gold resources. In addition, it contains proven and probable silver reserves of 864 million ounces, measured and indicated silver resources of 413 million ounces, and inferred silver resources of 508 million ounces.
As a result of this transaction, Silver Wheaton will retain a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp’s right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009. In addition, Silver Wheaton also entered into a commitment with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a
2      |       GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
non-revolving term loan (the “term loan”) and $300 million under a revolving term loan (the “revolving loan”) in order to finance the acquisition of the Peñasquito silver contract.
The revolving loan is for a period of seven years and the term loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. In order to fund the transaction, the term loan was drawn in full and the revolving loan was drawn in the amount of $246 million. At September 30, 2007, the revolving loan was drawn in the amount of $235 million.
As Goldcorp consolidates Silver Wheaton in its financial results, the impact of this transaction resulted in an increase to cash and long- term debt.
Acquisition of Glamis Gold Ltd.
On November 4, 2006, Goldcorp and Glamis Gold Ltd. (“Glamis”) completed a transaction to combine the two companies.
Upon completion, Goldcorp acquired interests in the El Sauzal mine (100%) in Mexico, Marlin mine (100%) in Guatemala, Marigold mine (67%) in the United States, San Martin mine (100%) in Honduras, the Peñasquito project (100%) in Mexico, and the Cerro Blanco project (100%) in Guatemala.
Under the terms of the arrangement, each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (‘‘SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option giving the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, November 4, 2006.
The purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to each of the Glamis assets, including an independent valuation, prior to finalizing the allocation of the purchase price in the 2007 annual financial statements. This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issues Committee Abstract 152). Although the final results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets and future income tax liabilities.
GOLDCORP       |      3

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED FINANCIAL RESULTS (1)

	Three Months Ended
	September 30		June 30		March 31		December 31
	2007	2006	2007	2006	2007	2006	2006	2005
				(note 2)			(note 2,3)
Revenues	$524.0	$404.3	$528.8	$481.1	$474.2	$286.3	$477.7	$268.3

Gold produced (ounces)	545,000	419,900	526,000	370,900	552,900	295,100	579,100	296,200

Gold sold (ounces)	524,000	410,600	536,900	389,500	527,000	288,400	585,500	307,300

Average realized gold price (per ounce)	$685	$620	$665	$620	$650	$560	$620	$492

Average London spot gold price (per ounce)	$680	$622	$667	$627	$650	$554	$604	$484

Earnings (loss) from operations	$155.4	$146.1	$135.9	$221.0	$125.4	$140.6	$(60.9)	$112.8

Net earnings (loss) from continuing operations	$70.3	$62.4	$(9.0)	$190.4	$117.5	$92.4	$55.3	$101.7

Net earnings (loss) from discontinued operations	$5.5	$(2.9)	$11.9	$—	$7.4	$—	$10.6	$—

Net earnings	$75.8	$59.5	$2.9	$190.4	$124.9	$92.4	$66.0	$101.7

Earnings (loss) per share from continuing operations
Basic	$0.10	$0.15	$(0.01)	$0.50	$0.17	$0.27	$0.09	$0.30
Diluted	$0.10	$0.15	$(0.01)	$0.49	$0.17	$0.24	$0.09	$0.27

Earnings per share
Basic	$0.11	$0.14	$0.00	$0.50	$0.18	$0.27	$0.11	$0.30
Diluted	$0.11	$0.14	$0.00	$0.49	$0.18	$0.24	$0.11	$0.27

Cash flow from operating activities of continuing operations	$189.0	$223.5	$120.9	$235.3	$111.3	$74.4	$230.5	$136.9

Total cash costs of continuing operations (per gold ounce) (note 4)	$160	$84	$166	$(131)	$217	$(88)	$183	$(73)

Dividends paid	$31.7	$18.8	$31.7	$17.4	$31.6	$15.3	$27.5	$15.3

Cash and cash equivalents	$599.6	$334.6	$254.2	$247.4	$383.5	$169.6	$526.3	$562.2

Total assets	$18,233.9	$7,084.5	$17,738.2	$6,969.5	$17,894.4	$5,054.9	$17,965.9	$4,066.0

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (non-GAAP(1))

Revenues	$554.1	$418.9	$567.0	$491.5	$505.6	$286.3	$513.3	$268.3

Gold produced (ounces)	556,200	431,800	539,500	378,500	558,000	295,100	587,900	296,200

Gold sold (ounces)	537,200	421,400	546,400	398,700	531,300	288,400	559,400	307,300

Total cash costs (per gold ounce) (note 4)	$140	$84	$133	$(123)	$181	$(88)	$160	$(73)

(1)	As a result of the pending sale of Goldcorp’s 50% interest in La Coipa, the results of that mine have been reclassified as discontinued operations in the current quarter, in accordance with GAAP, with restatement of prior periods from May 12, 2006, the date of acquisition. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(2)	Includes Goldcorp’s share of results of Campbell, Musselwhite (68%) and Porcupine (51%) from May 12, 2006, the date of acquisition.

(3)	Includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).
4      |       GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
Review of Financial Results – Three months ended September 30
The increase in revenue, gold production and sales and total assets, as compared to the third quarter of 2006, is primarily the result of the inclusion of the Glamis assets acquired in November of 2006. The third quarter of 2006 includes the Peak and Amapari gold mines, which were sold in the second quarter of 2007, but does not include the Glamis assets, which were not acquired until November 2006. The net earnings for the current quarter are impacted significantly by the following factors:
•	Increased sales volume, primarily due to the inclusion of the Glamis assets and a 10% increase in realized gold prices;

•	Increase in depreciation and depletion expense, due to the impact of the fair market valuation of depreciable assets upon acquisition of the Placer and Glamis mines, to $113.2 million compared to $70.8 million in the third quarter of 2006;

•	The 7% strengthening of the Canadian dollar against the US dollar negatively impacted the earnings of the Canadian operations by $5.4 million when compared to the same period in 2006;

•	Lower interest expense as a result of lower borrowing rates arising from the new $1.5 billion revolving line of credit;

•	A $2.6 million non-cash foreign exchange gain in the current quarter on the revaluation of significant future income tax liabilities on mineral interests arising from acquisitions, compared to an $11.4 million non-cash foreign exchange loss in the third quarter of 2006. The third quarter 2006 did not include this foreign exchange impact arising from the acquisition of the Glamis mines;

•	Increase in stock option expense to $8.1 million from $6.7 million in 2006 due to the amortization of the issuance of additional stock options in the latter part of 2006 and in May 2007;
Adjusted net earnings amount to $82.3 million (1) for the three months ended September 30, 2007, compared to $91.5 million in the same period last year. Total cash costs per ounce of $140(2) in the third quarter of 2007, as compared to $84 in the third quarter of 2006, increased significantly primarily due to the strengthening of the Canadian dollar, the rising cost of consumables, unplanned maintenance costs, lower production as a result of certain weather conditions and lower by-product sales.
Review of Financial Results – Nine months ended September 30
The increase in revenue, gold production and sales, and total assets, as compared to the nine months ended September 30, 2006, is primarily the result of the inclusion of the Glamis and Placer assets in 2007. The prior year comparable nine months includes financial results for the Placer assets from the date of acquisition, May 12, 2006, and full nine month results for the Peak and Amapari gold mines, while the Glamis assets were not included as they were acquired in November 2006. The net earnings for the current nine-month period are impacted significantly by the following factors:
•	Increased sales volume, primarily due to the acquisition of the Glamis assets and a 10% increase in realized gold prices;

•	Increase in depreciation and depletion expense, due to the impact of the fair valuation of depreciable assets upon acquisition of the Placer and Glamis mines, to $321.9 million compared to $184.6 million in the third quarter of 2006;

•	Non-cash foreign exchange loss of $48.5 million on the revaluation of future income tax liabilities, compared to a loss of $14.2 million in 2006;

•	Increase in non-hedge derivative losses to $52.7 million (2006 – $32.4 million), of which $38.9 million was unrealized, as the Company did not enter into copper forward contracts until the second quarter of 2006;

•	Increase in interest expense and finance fees to $34.9 million (2006 – $27.0 million) as the credit facilities were not drawn upon until the close of the Placer transaction on May 12, 2006;

•	Increase in stock option expense to $33.0 million (2006 – $15.9 million), primarily due to the immediate vesting of 1/3 of the options issued in May 2007;

•	Gain on the sale of the Peak and Amapari mines of $40.2 million before tax ($6.5 million, net of tax).
Adjusted net earnings amount to $260.5 million(1) for the nine months ended September 30, 2007, compared to $323.5 million in 2006. Total cash costs per ounce were $151(2) for the nine months ended September 30, 2007, as compared to $(35) in the same period in 2006, with the increase primarily due to the strengthening in the Canadian dollar, a decline in copper sales volume and realized copper prices and the addition of the Placer mines, which generated revenues at a higher cash cost than the Company’s pre-existing mines.

(1)	Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 26 for a reconciliation of adjusted net earnings to reported net earnings.

(2)	Total cash costs, including discontinued operations.
GOLDCORP       |      5

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
Three months ended September 30

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	Operations	(per ounce)

Red Lake	2007	$118.0	163,400	172,000	$684	$44.6	$271
	2006	103.6	156,400	165,500	621	49.3	214

Musselwhite	2007	27.4	39,800	40,400	677	2.8	490
	2006	24.4	39,600	38,200	636	1.5	436

Porcupine	2007	25.5	36,800	37,300	680	0.3	483
	2006	27.9	44,300	44,700	622	6.9	337

Luismin (2)	2007	36.8	44,400	44,000	683	5.0	255
	2006	41.5	54,400	53,400	618	10.5	132

El Sauzal (1)	2007	56.0	77,600	81,000	683	17.1	117
	2006	—	—	—	—	—	—

Los Filos (4)	2007	—	13,300	—	—	—	—
	2006	—	—	—	—	—	—

Marlin (1, 2)	2007	47.3	58,700	57,000	679	17.5	176
	2006	—	—	—	—	—	—

Alumbrera (2)	2007	151.0	66,000	49,600	704	69.2	(1,057)
	2006	143.8	65,200	58,200	628	78.1	(1,074)

Marigold (1)	2007	13.4	21,800	19,700	681	(1.2)	580
	2006	—	—	—	—	—	—

Wharf	2007	8.8	12,200	12,000	690	3.1	338
	2006	12.6	19,500	19,800	610	2.9	354

San Martin (1)	2007	7.7	11,000	11,000	691	1.4	498
	2006	—	—	—	—	—	—

Silver Wheaton	2007	39.6	—	—	—	18.3	—
	2006	41.8	—	—	—	18.8	—

Peak (2, 3)	2007	—	—	—	—	—	—
	2006	6.3	23,200	12,900	526	(1.0)	398

Amapari (3)	2007	—	—	—	—	—	—
	2006	11.2	17,300	17,900	623	(6.5)	593

Terrane	2007	—	—	—	—	(1.7)	—
	2006	—	—	—	—	(1.4)	—

Other (5)	2007	(7.5)	—	—	—	(21.0)	—
	2006	(8.8)	—	—	—	(13.0)	—

Total – continuing operations	2007	$524.0	545,000	524,000	$685	$155.4	$160
	2006	404.3	419,900	410,600	620	146.1	84

La Coipa	2007	$30.1	11,200	13,200	$682	$10.0	$(671)
	2006	14.6	11,900	10,800	629	(2.2)	89

Total – including discontinued operations (for information only)	2007	$554.1	556,200	537,200	$685	$165.4	$140
	2006	418.9	431,800	421,400	620	143.9	84

(1)	Glamis operating results are included from November 4, 2006, the date of acquisition.

(2)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).

(3)	Peak mine operating results are included until April 27, 2007, the date of disposition. Amapari mine results are included until March 31, 2007, the date of disposition.

(4)	The Los Filos project has not yet achieved commercial production per Canadian GAAP. Pre-commercial production ounces are shown, and related sales revenue will be credited against capitalized project costs.

(5)	Includes costs of sales from silver sales in Luismin and Corporate activities.
6      |       GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
Nine months ended September 30

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	Operations	(per ounce)

Red Lake (1)	2007	$347.9	516,300	519,800	$668	$145.1	$249
	2006	264.8	421,300	436,200	604	147.1	179

Musselwhite (2)	2007	76.4	114,500	115,000	663	7.2	476
	2006	39.5	61,300	62,600	629	3.4	406

Porcupine (2)	2007	75.8	115,000	113,600	665	4.8	451
	2006	43.2	67,800	70,000	618	10.3	339

Luismin (4)	2007	102.3	125,900	125,000	666	11.5	247
	2006	119.8	155,800	154,800	603	32.8	119

El Sauzal (3)	2007	150.9	224,100	223,100	668	42.3	120
	2006	—	—	—	—	—	—

Los Filos (6)	2007	—	15,800	—	—	—	—
	2006	—	—	—	—	—	—

Marlin (3,4)	2007	132.7	159,200	160,800	666	51.5	154
	2006	—	—	—	—	—	—

Alumbrera (4)	2007	410.1	160,000	140,600	673	160.9	(846)
	2006	498.7	196,000	183,700	606	300.0	(1,377)

Marigold (3)	2007	35.8	54,700	53,700	667	(7.1)	634
	2006	—	—	—	—	—	—

Wharf	2007	28.3	38,800	40,500	669	9.2	343
	2006	29.6	44,900	46,400	600	6.7	341

San Martin (3)	2007	24.8	36,500	36,800	669	5.2	469
	2006	—	—	—	—	—	—

Silver Wheaton	2007	125.2	—	—	—	60.0	—
	2006	114.9	—	—	—	54.5	—

Peak (4,5)	2007	18.9	36,000	30,900	626	7.7	348
	2006	51.8	82,100	74,500	578	13.2	228

Amapari (5)	2007	18.3	27,100	28,100	653	2.8	455
	2006	36.1	56,700	60,200	600	(16.2)	538

Terrane	2007	—	—	—	—	(4.6)
	2006	—	—	—	—	(1.4)	—

Other (7)	2007	(20.4)	—	—	—	(79.8)	—
	2006	(26.8)	—	—	—	(42.8)	—

Total – continuing operations	2007	$1,527.0	1,623,900	1,587,900	$666	$416.7	$181
	2006	1,171.6	1,085,900	1,088,400	605	507.6	(39)

La Coipa (2)	2007	$99.7	29,800	27,000	$670	$41.6	$(1,621)
	2006	25.0	19,500	20,100	621	(3.7)	139

Total – including discontinued operations (for information only)	2007	$1,626.7	1,653,700	1,614,900	$666	$458.3	$151
	2006	1,196.6	1,105,400	1,108,500	605	503.9	(35)

(1)	Red Lake operating results include those of the Campbell mine from May 12, 2006, the date of acquisition. Therefore, the comparative period in 2006 represents the Red Lake Complex prior to the acquisition date. The inclusion of higher costs from the Campbell complex in 2007 is the primary reason for increased cash costs per ounce period over period from the prior year. The combined mines are presented as one mine going forward.

(2)	Placer mine operating results are included from May 12, 2006, the date of acquisition.

(3)	Glamis operating results are included from November 4, 2006, the date of acquisition.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).

(5)	Peak mine operating results are included until April 27, 2007, the date of disposition. Amapari mine results are included until March 31, 2007, the date of disposition.

(6)	The Los Filos project has not yet achieved commercial production per Canadian GAAP. Pre-commercial production ounces are shown, and related sales revenue will be credited against capitalized project costs.

(7)	Includes costs of sales from silver sales in Luismin and Corporate activities.
GOLDCORP       |      7

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Red Lake gold mines, Canada (1)

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2007	2007	2007	2006	2006

Tonnes of ore milled	170,400	163,900	180,900	208,300	184,000

Average mill head grade (grams/tonne)	31	32	32	27	28

Average recovery rate	97%	97%	97%	96%	96%

Gold (ounces)
– Produced	163,400	173,500	179,400	171,500	156,400
– Sold	172,000	185,700	162,100	154,400	165,500

Average realized gold price (per ounce)	$684	$666	$652	$618	$621

Total cash costs (per ounce)	$271	$246	$228	$239	$214

Financial Data

Revenues	$118.0	$124.0	$105.9	$96.0	$103.6

Earnings from operations	$44.6	$52.0	$48.5	$39.0	$49.3

(1)	Campbell complex operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition.
The Red Lake gold mines produced 163,400 ounces of gold in the third quarter, which was a 4% increase over the same period in 2006. The higher production resulted from an 11% increase in ore grade, partially offset by a 7% decrease in throughput. Recoveries remained steady at 97%. Higher grade ore was achieved from an increase in production from the Red Lake complex high grade zone (“HGZ”). Lower process throughput resulted from an abnormally high number of storm-related electrical power outages, which interrupted mine and mill production. Cash costs of $271 per ounce in the third quarter have increased by 27% compared with the same period last year, primarily as a result of escalating costs for consumables, equipment, and labour. Third quarter production was 6% lower than the prior quarter because of the power interruptions. Cash costs compared to the prior quarter have increased by 10% due to the strengthening of the Canadian dollar and the lower gold production. The increase in the value of the Canadian dollar negatively impacted cash costs by $17 per ounce compared to the third quarter of 2006 and by $14 per ounce compared to the prior quarter.
Construction of the Vertimill at Red Lake was completed and is awaiting the necessary environmental permit before commencing operation in the fourth quarter. The Red Lake underground expansion project continues to move forward, with the commissioning of the #3 shaft production hoist and service cage being completed during the quarter and waste skipping and personnel movement commencing. Mining rates are currently being constrained by ventilation, but raise-boring to produce a threefold increase in air volumes is currently in progress. The overall Red Lake underground expansion project is expected to be completed in the second quarter of 2008 and steps have been taken to move away from contract mining at the commencement of the year.
Drilling in the third quarter has delivered better than expected results from the top priority target areas and some new discoveries as follows:
•	a new zone (the “R Zone”) was discovered along the former boundary between 30 to 36 Levels;

•	near-stope drilling on 43 and 42 Levels outlining the HGZ for initial mining has detected new ore shoots below 40 Level;

•	Deep Campbell exploration below 42 Level has started to outline two higher grade plunging panels, which will be followed up with close-spaced drilling.
8      |       GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada (Goldcorp’s interest – 68%) (1)

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2007	2007	2007	2006	2006

Tonnes of ore milled	228,700	231,700	226,800	222,000	203,200

Average mill head grade (grams/tonne)	5.53	5.47	5.19	5.44	6.38

Average recovery rate (%)	96%	95%	96%	99%	95%

Gold (ounces)
– Produced	39,800	38,500	36,200	38,400	39,600
– Sold	40,400	38,900	35,700	38,800	38,200

Average realized gold price (per ounce)	$677	$662	$648	$600	$636

Total cash costs (per ounce)	$490	$478	$458	$470	$436

Financial Data

Revenues	$27.4	$25.8	$23.2	$23.1	$24.4

Earnings from operations	$2.8	$2.2	$2.2	$0.3	$1.5

(1)	Results from Musselwhite mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006.
Goldcorp’s share of the gold production at Musselwhite for the third quarter of 2007 amounted to 39,800 ounces, which is consistent with the corresponding period in 2006. During the current quarter, mill throughput and recovery increased by 13% and 1% respectively, but were offset by a 13% decrease in head grade. The higher mill throughput resulted from increased underground production from improved equipment availability, while the lower head grade was as anticipated.
Cash costs of $490 per ounce were 12% higher in the quarter compared to 2006, primarily due to higher mining equipment repair and operating costs and the strengthening of the Canadian dollar. Replacement of aging mining equipment is in progress in order to reduce maintenance costs and improve productivity. The increase in the value of the Canadian dollar negatively impacted cash costs by $33 per ounce compared to the third quarter of 2006 and by $24 per ounce compared to the prior quarter.
Underground exploration drilling of the PQ Deeps deposit has continued to return positive results, which indicate the possibility for higher head grades in the future. Exploration also continued on the step-out drilling on the North Shore of Opapimiskan Lake, 1.8 kilometres along strike from the PQ Deeps. The Northern Iron Formation (host formation to Musselwhite’s reserves) was intersected at a depth of 1,600 metres. A second hole has commenced and is drilling towards a deeper, second target, where mineralized shear zones are projected to intersect the iron formation.
On September 25th, Goldcorp announced that it had entered into an agreement with Kinross Gold Corporation to acquire Kinross’ 32% share of the Musselwhite gold mine. The transaction is expected to close in the fourth quarter.
GOLDCORP       |      9

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mine, Canada (Goldcorp’s interest – 51%) (1)

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2007	2007	2007	2006	2006

Tonnes of ore milled	484,900	489,200	491,100	549,400	538,400

Average mill head grade (grams/tonne)	2.44	2.73	2.49	2.73	2.71

Average recovery rate (%)	94%	96%	94%	95%	94%

Gold (ounces)
– Produced	36,800	41,400	36,800	45,700	44,300
– Sold	37,300	45,900	30,400	48,100	44,700

Average realized gold price (per ounce)	$680	$664	$649	$617	$622

Total cash costs (per ounce)	$483	$447	$419	$364	$337

Financial Data

Revenues	$25.5	$30.5	$19.8	$29.7	$27.9

Earnings from operations	$0.3	$3.2	$1.3	$6.6	$6.9

(1)	Results from Porcupine mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006.
Goldcorp’s share of the Porcupine production amounted to 36,800 ounces in the third quarter, which was 17% lower than in the corresponding quarter in 2006 due to a 10% decrease in mill throughput and a 10% decrease in mill head grade. Mill throughput was lower due to a planned multi-week mill shutdown on one circuit that includes the rod and ball mills. Head grade in the quarter was 10% lower than the same period in 2006 as a result of additional longhole dilution and lower grades due to sequencing from the underground sources and lower grade material from the Pamour open pit during the period. Similarly, in comparison to the prior quarter, the mine produced 11% fewer ounces due primarily to an 11% decrease in grade resulting from longhole dilution and lower grades in the underground and Pamour pits.
Third quarter 2007 cash costs increased over the same period last year due to the 17% lower ounce production, the strengthening Canadian dollar, and higher consumable and maintenance costs required to bring operating availabilities back into projected ranges. Current quarter cash costs have increased over the prior quarter due primarily to the strengthening Canadian dollar and the 11% decrease in gold production. The increase in the value of the Canadian dollar negatively impacted cash costs by $31 per ounce compared to the third quarter of 2006 and by $26 per ounce compared to the prior quarter.
Exploration drilling at the Hoyle Pond underground operation has returned significant results 200 metres below the current operations. Work continues on the development of an exploration drift on the 1,200 metre level that will facilitate the drilling of the first deep holes in the Hoyle Pond deposit below 1,400 metres, to a depth below 2,000 metres. Drilling also continues on the Hollinger project, where engineering and community consultation are ongoing, targeting completion of a pre-feasibility study in the first half of 2008.
On September 25th, Goldcorp announced that it has entered into an agreement with Kinross Gold Corporation to acquire Kinross’ 49% share of the Porcupine gold mine. The transaction is expected to close during the fourth quarter.
10      |       GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
Luismin mines, Mexico (1)

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2007	2007	2007	2006	2006

Tonnes of ore milled	203,000	197,100	232,400	285,800	276,700

Average mill head grade (grams/tonne)
– Gold	7.37	6.09	6.46	6.08	6.50
– Silver	381	286	326	296	316

Average recovery rate (%)
– Gold	92%	92%	95%	94%	94%
– Silver	91%	90%	92%	89%	89%

Produced (ounces)
– Gold	44,400	35,600	45,900	52,600	54,400
– Silver	1,865,600	1,341,300	1,898,300	2,118,200	2,233,200

Sold (ounces)
– Gold	44,000	34,500	46,500	52,200	53,400
– Silver	1,846,900	1,394,000	1,937,000	2,146,200	2,213,500

Average realized price (per ounce)
– Gold	$683	$667	$650	$615	$618
– Silver (1)	$3.90	$3.90	$3.90	$3.90	$3.90

Total cash costs per gold ounce (2)	$255	$377	$141	$167	$132

Financial Data

Revenues	$36.8	$27.7	$37.8	$39.8	$41.5

Earnings (loss) from operations	$5.0	$(2.9)	$9.4	$5.0	$10.5

(1)	Prior period figures include the results of the San Martin Mine (Mexico), which was sold on January 31, 2007.

(2)	Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce.
Overall production of gold and silver during the third quarter was 44,400 gold ounces and 1.87 million silver ounces which was 18% and 16% lower, respectively, than the same period last year, primarily due to the sale of the San Martin mine. When compared to the previous quarter, gold and silver production increased by 25% and 39%, respectively, primarily because of the higher feed grade to the mill. The ore tonnes milled were 27% lower than the same period last year, but excluding the San Martin operation, the ore tonnes milled were down by only 1% compared to last year and were 3% higher than the previous quarter.
Cash costs for the quarter were $255 per ounce which were $123 per ounce higher than the same period last year due to the lower production ($33 per ounce), as well as higher labour, fuel and contractor costs. Cash costs were 32% lower than the previous quarter primarily as a result of the increases in both gold and silver production. Development continues in the high grade zone in the Central Block of the San Dimas area as numerous plant modifications continue. The tailings filtering plant is operating optimally, a new smelting circuit is under construction and the clarification area is functioning well. The Las Truchas hydro-electric project is 83% complete and is expected to provide 7 MW of low cost power to the operation once operational in mid-2008.
Nukay continues to increase production with 8,350 ounces of gold produced in the quarter, which is a 14% increase over the previous period and a 22% increase over the same period last year.
GOLDCORP       |      11

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal mine, Mexico (1)

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2007	2007	2007	2006	2006

Tonnes of ore mined	701,100	779,600	594,800	637,500	610,800

Tonnes of waste removed	1,179,100	1,169,400	985,100	1,163,300	1,270,300

Ratio of waste to ore	1.7	1.5	1.7	1.8	2.1

Tonnes of ore milled	574,700	575,600	480,200	515,000	510,200

Average mill head grade(grams/tonne)	4.46	4.70	4.64	5.46	5.01

Average recovery rate	94%	94%	94%	94%	94%

Gold (ounces)
– Produced	77,600	79,900	66,600	84,800	77,100
– Sold	81,000	75,600	66,500	82,000	77,000

Average realized gold price (per ounce)	$683	$664	$655	$625	$612

Total cash costs (per ounce)	$117	$127	$117	$94	$108

Financial Data

Revenues	$56.0	$50.8	$44.1	$52.2	$47.1

Earnings from operations	$17.1	$13.5	$11.7	$36.9	$30.7

(1)	Results from El Sauzal mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.
The El Sauzal operation produced 77,600 ounces in the third quarter compared to 77,100 ounces in the corresponding period last year, which was a 1% increase, as a lower grade was more than offset by increased mill throughput. In comparison to the prior quarter, the mine produced 3% less ounces due to lower head grade. The lower grade in the third quarter resulted from using low grade stockpile to supplement the mill.
Third quarter cash costs were 8% higher than the same quarter of 2006, reflecting an overall increase in costs of materials and supplies. Cash costs decreased by 8% over the prior quarter, as a result of the 7% increase in sales volume and lower maintenance costs. The second quarter 2007 costs included higher mine equipment and plant maintenance expenses.
During the quarter, a decision was made not to pursue the currently proposed heap leach project due to the risk associated with its construction in steep terrain. As a result, project costs of $1.5 million were written off in the current quarter.
Exploration within the pit and in surrounding areas continued during the third quarter, with results illustrating the following priority areas: Upper Trini, Lower Trini, Trini Transition, NW Extension and West Pit.
12      |       GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala (1)

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2007	2007	2007	2006	2006

Tonnes of ore milled	462,200	442,100	361,500	383,100	271,900

Average mill head grade (grams/tonne)
– Gold	4.36	4.27	4.87	5.13	4.02
– Silver	86	80	89	85	63

Average recovery rate (%)
– Gold	91%	89%	83%	87%	89%
– Silver	63%	60%	58%	60%	69%

Produced (ounces)
– Gold	58,700	53,700	46,800	55,100	33,700
– Silver	793,600	680,800	591,900	622,100	382,000

Sold (ounces)
– Gold	57,000	52,700	51,100	50,000	32,000
– Silver	675,000	667,000	616,400	558,000	335,000

Average realized gold price (per ounce)	$679	$664	$653	$621	$597

Total cash costs (per ounce) (2)	$176	$140	$144	$137	$268

Financial Data

Revenues	$47.3	$43.8	$41.6	$38.2	$23.1

Earnings from operations	$17.5	$17.6	$16.4	$17.5	$5.3

(1)	Results from Marlin mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.

(2)	The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for the quarter September 30, 2007, would be $268 per ounce of gold and $4.94 per ounce of silver.
During the third quarter of 2007, the Marlin Mine produced 58,700 ounces of gold and 793,600 ounces of silver, an increase of 74% in gold ounces and 108% in silver ounces over the same period last year. Gold production was 9% higher and silver 17% higher compared to the second quarter of 2007. Mill throughput was 70% higher, at 5,136 tonnes per day, compared to 3,021 tonnes during the same period last year. Gold and silver recovery was 91% and 63% compared to 89% and 69% respectively in the third quarter of 2006. Gold grade was 8% higher than the third quarter of 2006 and slightly higher than the second quarter of this year. The optimization efforts within the plant are reflected in the higher throughput and improved recovery of gold, but the silver recovery was negatively affected by the higher throughput and lower retention time in the leach circuit. Construction of one additional leach tank is almost complete and the tank, which should improve retention time and silver recovery, is expected to be commissioned towards the end of the fourth quarter.
Cash costs per ounce for the third quarter were $176, compared to $268, or 34% lower than the same period last year, reflecting the higher production and continued improvement of the operation. Cash costs were 26% higher than the second quarter of 2007 despite the increase in gold production, due in part to the high cost of tires and components in the open pit mine.
Underground ore production increased substantially, averaging 1,108 tonnes per day, compared to 380 tonnes per day over the same period in the prior year. Underground ore grade for the period was 10.6 grams of gold per tonne, compared to 17.5 grams per tonne in the third quarter of 2006. Surface mine production averaged 3,215 tonnes per day compared to 3,873 tonnes per day in the same period of 2006, allowing for a higher underground ore feed ratio to the mill. Average ore grade in the surface mine was 3.3 grams of gold per tonne compared to 3.0 grams the same period last year.
GOLDCORP       |      13

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2007	2007	2007	2006	2006

Tonnes of ore mined	2,133,400	2,493,700	2,504,300	4,040,100	2,668,600

Tonnes of waste removed	7,476,800	8,181,100	8,488,500	6,982,400	8,029,900

Ratio of waste to ore	3.5	3.3	3.4	1.7	3.0

Tonnes of ore milled	3,683,300	3,584,500	3,648,800	3,449,400	3,400,500

Average mill head grade
– Gold (grams/tonne)	0.78	0.61	0.54	0.53	0.76
– Copper (%)	0.61%	0.55%	0.49%	0.48%	0.54%

Average recovery rate (%)
– Gold	73%	72%	69%	75%	78%
– Copper	84%	83%	82%	83%	89%

Produced
– Gold (ounces)	66,000	50,800	43,200	44,200	65,200
– Copper (thousands of pounds)	40,800	36,400	32,600	30,300	36,000

Sold
– Gold (ounces)	49,600	51,000	40,000	54,000	58,200
– Copper (thousands of pounds)	32,100	36,700	30,000	31,200	33,100

Average realized price
– Gold (per ounce)	$704	$661	$652	$639	$628
– Copper (per pound)	$3.82	$3.66	$2.93	$2.51	$3.70

Total cash costs (per gold ounce) (1)	$(1,057)	$(1,071)	$(299)	$(492)	$(1,074)

Financial Data

Revenues	$151.0	$154.8	$104.3	$94.3	$143.8

Earnings from operations	$69.2	$69.6	$22.1	$34.2	$78.1

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the period ended September 30, 2007 would be $310 per ounce of gold and $1.73 per pound of copper (September 30, 2006 – $232 per ounce of gold and $1.43 per pound of copper).
Goldcorp’s share of the gold and copper production at Alumbrera amounted to 66,000 ounces and 40.8 million pounds, which was 1% and 13% higher, respectively, than in the third quarter of 2006. During the quarter, the molybdenum recovery plant construction was nearly completed, and commissioning is proceeding well, with first production expected during the fourth quarter. Power rationing by the government continues to be a challenge for the operation during the height of winter.
Gold and copper sales were significantly lower than production in the third quarter as a result of a shipment being delayed to the second week of October.
Revenues were $151.0 million for the third quarter compared to $143.8 million for the same quarter in 2006, reflecting higher metal prices. Total cash costs during the third quarter were $(1,057) per gold ounce, slightly higher than the $(1,074) per gold ounce for 2006, due to increases in operating costs, including higher labour costs associated with a new labour agreement signed in the quarter, higher consumable costs, and the timing of maintenance costs. This has been partially offset by lower treatment and refining charges arising from the renegotiation of lower terms for 2007. The Net Proceeds payment to Yacimientos Mineros de Agua de Dionisio, a government-owned corporation, in the third quarter of 2007 was $25.6 million (Goldcorp’s share), compared to $12.6 million in the third quarter of 2006.
14      |      GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest – 67%) (1)

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2007	2007	2007	2006	2006

Tonnes of ore mined	1,682,600	1,474,300	969,200	1,850,900	1,364,400

Tonnes of waste removed	3,740,200	5,486,500	6,497,100	3,844,500	5,003,600

Ratio of waste to ore	2.2	3.7	6.7	2.1	3.7

Tonnes of ore processed	1,682,600	1,474,300	969,200	1,850,900	1,364,400

Average head grade (grams/tonne)	0.75	0.45	0.49	0.81	0.82

Average recovery rate (%)	70%	70%	70%	70%	70%

Gold (ounces)
– Produced	21,800	18,600	14,300	34,600	20,900
– Sold	19,700	19,300	14,700	34,700	20,400

Average realized gold price (per ounce)	$681	$667	$647	$621	$620

Total cash costs (per ounce)	$580	$754	$549	$315	$303

Financial Data

Revenues	$13.4	$12.9	$9.5	$21.6	$12.7

Earnings (loss) from operations	$(1.2)	$(4.9)	$(1.0)	$6.6	$3.1

(1)	Results from Marigold mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.
Goldcorp’s share of the Marigold production amounted to 21,800 ounces of gold during the third quarter, which was a 4% increase over the corresponding period in 2006 and a 17% increase over the prior quarter. Compared with 2006, a 23% increase in tonnes of ore processed was partially offset by a 9% reduction in ore grade. The increased ore tonnage resulted from a lower strip ratio during the current quarter, allowing more ore to be hauled to the leach pad. The third quarter’s improved production over the prior quarter resulted from the lower strip ratio and higher ore grade, as mining progressed deeper into the Basalt Pit.
Marigold continued to experience large variations in ore reconciliation in the third quarter, but improved results were starting to be seen in October. Additional drilling has commenced to confirm deeper ore targets in the Basalt pit.
Cash costs per ounce during the third quarter increased significantly over the corresponding period in 2006, primarily as a result of unplanned maintenance and increased supply costs. However, the third quarter’s cash costs decreased by 23% over the prior quarter due to a 90% increase in gold ounces mined and placed under leach, which resulted in lower work-in-process charges. Cash costs for the balance of the year are forecast to decrease further due to improved gold production resulting from continued mining of higher grade ore from the base of the Basalt pit.
GOLDCORP     |     15

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Wharf mine, United States

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2007	2007	2007	2006	2006

Tonnes of ore mined	852,500	612,200	603,100	714,500	822,700

Tonnes of ore processed	888,800	640,200	597,800	682,800	854,400

Average grade of gold processed (grams/tonne)	0.87	1.36	1.36	1.12	0.91

Average recovery rate (%)	67%	70%	75%	75%	75%

Gold (ounces)
– Produced (note 1)	12,200	12,600	14,000	18,000	19,600
– Sold	12,000	12,800	15,700	17,000	19,800

Average realized gold price (per ounce)	$690	$658	$653	$619	$610

Total cash costs (per ounce)	$338	$364	$330	$340	$354

Financial Data

Revenues	$8.8	$8.8	$10.7	$11.0	$12.7

Earnings from operations	$3.1	$2.1	$4.0	$5.7	$2.9

(1)	Tonnes of ore processed do not correlate directly to ounces produced during the quarter, as there is a time delay between placing ore on the leach pad and producing gold.
The Wharf Mine produced 12,200 ounces of gold in the third quarter of 2007 compared with 19,600 ounces of gold in the third quarter of 2006 due to lower recoveries from the final benches from the Trojan pit. Ore tonnes mined compared to the second quarter of 2007 have increased substantially (but at lower grades) since mining had transferred to the Deep Portland pit as compared to the base of the Trojan pit previously.
Refurbishment of the acid wash circuit and replacement of the carbon reactivation kiln was carried out to correct the declining plant recovery. Production from the Deep Portland pit commenced leaching in the third quarter allowing higher recovery ore to be placed on the leach pads albeit at a slightly lower grade. The lag in the leaching process means the leach recovery will not be favorably impacted until the next quarter.
Total cash costs for the quarter were $338 per ounce, compared to $354 per ounce during the third quarter of 2006. This reduction is reflective of significantly reduced aggregate operating costs, partially offset by the lower gold production. Aggregate operating costs were reduced by constructing a new leach pad area thereby eliminating the need to offload spent ore from another pad.
Exploration and definition drilling continued in the American Eagle area adjacent to the Trojan and Deep Portland Pits with the aim of extending the mine life at Wharf. To date, approximately 28,000 feet of drilling has been completed with promising results that are confirming preliminary resource modeling of the area. This drilling will continue into the fourth quarter to facilitate a reserve update by year end.
16      |      GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
San Martin mine, Honduras (1)

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2007	2007	2007	2006	2006

Tonnes of ore mined	862,100	974,900	715,800	898,500	794,300

Tonnes of waste removed	498,600	859,500	1,307,900	1,083,000	1,172,100

Ratio of waste to ore	0.57	0.88	1.83	1.21	1.48

Tonnes of ore processed	862,100	974,900	715,800	898,500	795,800

Average mill head grade (grams/tonne)	0.85	0.77	0.66	0.80	0.86

Average recovery rate	51%	55%	55%	56%	54%

Gold (ounces)
– Produced	11,000	14,100	11,400	13,300	14,000
– Sold	11,000	14,400	11,400	14,000	14,500

Average realized gold price (per ounce)	$691	$662	$657	$627	$611

Total cash costs (per ounce)	$498	$459	$453	$419	$303

Financial Data

Revenues	$7.7	$9.5	$7.6	$8.9	$8.8

Earnings from operations	$1.4	$2.2	$1.6	$1.0	$2.4

(1)	Results from San Martin mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.
The San Martin mine produced 11,000 ounces of gold, a reduction of 22% over the previous quarter and 21% over the corresponding period last year. In both cases the decreased production relates to less recoverable ounces placed on the heap as mining was drawing to a close. Total cash costs of $498 per ounce were also higher than comparable periods due to the lower production
The San Martin mine is nearing the end of its mining activities although recovery is still expected from the heap leach pad throughout 2008. All drilling and blasting activities were completed in late September, mining in the Palo Alto pit was completed in October and backfilling of the bottom three benches of the pit has commenced.
The focus of the operation has shifted to responsible closure and sustainable development activities. The waste rock dump was re-contoured, covered with topsoil, seeded and planted with trees. The San Martin Foundation continued working on agricultural projects with the goal of developing self-sustaining projects and also initiated work with a rural development project sponsored by the Millennium Corporation, a United States Government corporation focused on promoting sustainable economic growth to reduce poverty through agriculture in parts of Honduras.
GOLDCORP     |     17

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Silver Wheaton Corp. (Goldcorp’s interest – 49%; 100% figures shown)

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2007	2007	2007	2006	2006

Ounces of silver sold
– Luismin	1,900,000	1,394,000	1,937,000	2,146,200	2,213,500
– Zinkgruvan	247,000	539,000	519,000	415,200	286,700
– Yauliyacu	792,000	844,000	887,000	972,000	1,020,000
– Stratoni	190,000	276,000	—	—	-
Total	3,129,000	3,053,000	3,343,000	3,533,400	3,520,200

Average realized silver price (per ounce)	$12.66	$13.58	$13.20	$12.35	$11.86

Total cash costs (per ounce)	$3.90	$3.90	$3.90	$3.90	$3.90

Financial Data

Revenues	$39.6	$41.5	$44.1	$43.6	$41.8

Earnings from operations	$18.3	$20.0	$21.7	$21.2	$18.8
On April 23, 2007, Silver Wheaton entered into a long-term silver contract with Hellas Gold S.A. (“Hellas Gold”), a 65% owned subsidiary of European Goldfields, to acquire all of the silver produced from Hellas Gold’s Stratoni mine in Greece. Silver Wheaton acquired the silver production for an upfront cash payment of $57.5 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to an inflationary adjustment.
On July 24, 2007, Silver Wheaton completed its agreement with Goldcorp to acquire 25% of the silver production from Goldcorp’s Peñasquito project located in Mexico, for $485 million in cash and an ongoing operating cost payment of $3.90 per ounce, subject to an inflationary adjustment. Silver Wheaton entered into a $200 million non-revolving term loan and a $300 million revolving term loan in order to finance the acquisition of the Peñasquito silver contract from Goldcorp. The revolving loan is for a period of 7 years and the term loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. In order to fund the transaction, the term loan was drawn in full and the revolving loan was drawn in the amount of $246 million. At September 30, 2007, the revolving loan was drawn in the amount of $235 million.
18      |      GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
PROJECT DEVELOPMENT REVIEW
Los Filos Project, Mexico
The Los Filos Project is a 100%  owned development project, consisting of two open pit mines (Los Filos and El Bermejal) with common heap leach, wet plant and ancillary facilities. Total reserves of Los Filos are 4.44 million gold ounces, with 0.67 million ounces in the proven category and 3.77 million ounces classified as probable reserves.
Los Filos is located in the Nukay mining district of central Guerrero State in southern Mexico, approximately 230 kilometers south of Mexico City.  The property is accessible from Highway 95, a major paved route between Mexico City and Acapulco.  At the village of Mezcala on Highway 95, a former 8.5 kilometer dirt road leading to Los Filos and El Bermejal areas was broadened and paved as part of the project scope and is fully operational.  Driving time from Mexico City is approximately three hours. The Los Filos project is located near established power and road infrastructure at Mezcala and near centers of supply for materials and workers at Chilpancingo, Iguala and Cuernavaca.
Construction of the Los Filos project is nearing completion.  All equipment considered in the initial design scope is on site and operational. During the third quarter, construction and commissioning of the high grade internal pond were completed and over-liner placement for the heap-leach pad advanced significantly. Ore is being mined from both the Los Filos and Bermejal pits at 50,000 tonnes per day and is being hauled to the run-of-mine leach pad.  Modifications may be required at the crushed ore bin, however this is not preventing ore placement at the heap leach pad, which is now averaging in excess of 1,000 ounces of gold per day.  Remaining construction activities at Los Filos are limited to activities that are not directly related to the operating process, such as internal access roads and fencing. Over-liner placing at the heap leach pad will continue for a few additional months. Permitting for the project is complete and commercial production is expected to be achieved during the fourth quarter.
Relations with surrounding communities are good, with a study of the nearest communities recently completed to guide the overall Sustainable Development Program in the region.
Gold sales during the third quarter amounted to 13,100 ounces, the proceeds of which were offset against the construction in progress.  Pre-operational costs incurred prior to commercial production are capitalized.
Cumulative capital expenditures, exclusive of pre-operating costs, to September 30, 2007 are $295 million.
Peñasquito Project, Mexico
Peñasquito is a 100% owned development project consisting of at least two open pits, Chile Colorado and Peñasco, containing gold, silver, lead and zinc deposits. In June 2007, new reserves were calculated using the latest exploration data and the deposit now contains 13 million ounces of proven and probable gold reserves, 4.7 million ounces of measured and indicated gold resources and 8.9 million ounces of inferred gold resources. In addition, Peñasquito contains 864 million ounces of proven and probable silver reserves, 413 million ounces of measured and indicted silver resources and 508 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the revenue base. The deposit remains open at the north, east, and at depth. Exploration drilling continued through the third quarter of 2007.
With actual project expenditures at $297 million at September 30, 2007, and purchase commitments amounting to $259 million, construction activity is in full-swing at the Peñasquito site. More than 2,000 personnel are employed on the site daily, with site accommodations now available for almost 1,000. The scope of the Engineering, Procurement, Construction Management (EPCM) contractor’s (M3’) construction management agreement has now been expanded to include a second processing line. Work continues on a new internal feasibility study which proposes to increase mill throughput to 130,000 tonnes per day in order to accommodate the recent increase in reserves, and, accordingly, capital costs are expected to increase. Provisions for this increase in throughput are being considered in the facility layout.
GOLDCORP     |     19

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Site construction progress is on schedule with warehouse structural steel in position and siding currently being installed. Concrete has been poured for the administration building, the Merrill-Crowe plant, the primary crusher, and at the reclaim tunnel. All 103 high-voltage towers for the 400kV power line have been installed and the conductor has been strung to allow for energizing of the line in early 2008. Work at the substations is advancing. The new Pabellon-Salaverna road, which provides access for heavy equipment deliveries, was opened to the public during September.
Mining and auxiliary equipment is arriving on site on a regular basis such that topsoil removal and preparatory stripping activities are now occurring with the eight Komatsu 930E 300 tonne haul trucks already commissioned. Material movement is currently proceeding at a rate of 60,000 tonnes per day to expose the oxide deposit, while assembly of additional haul trucks continues. The first electric shovel components are expected on site during the fourth quarter.
In order to further optimize concentrate grades and process recoveries, a 120 tonne bulk sample was extracted from a decline beneath the Peñasco outcrop. Pilot plant metallurgical tests began in October.
Two pit dewatering wells have been developed and are providing water for construction activities. The tenth water well in the Cedros Basin well field is being drilled and pump tests indicate this basin will be an excellent source of water for the project.
Significant construction activity is underway and good progress is being made on the engineering design and procurement. Considerable effort continues on plant optimization.
Éléonore Project, Canada
The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. An initial indicated gold resource estimate of 1.8 million ounces at an average grade of 7.4 grams per tonne and initial inferred gold resource of 0.9 million at an average grade of 7.1 grams per tonne was announced in June 2007. High grade drill results outside the resource boundary point to significant expansion potential at Éléonore.
During the third quarter, drilling on site continued with four rigs in operation, concentrating on the deep, north and south extensions of the ore body. In parallel, the project exploration team continued to carry out detailed mapping of the stripped outcrop over the Roberto area for a more detailed understanding of the mineralization. The 2008 exploration program was developed with a view to further increase resources, convert resources to reserves and support the feasibility study as mining plans are developed.
The permit application for the permanent airstrip and access road has been submitted and is under review. Construction of the airstrip and access road is expected to start in 2008. The mine environmental and social impact assessment work is progressing well, with a project notice expected to be submitted to the regulators by year end. Pre-feasibility work is ongoing, with a full feasibility study expected by the end of 2008.
In line with Goldcorp’s commitment to the importance of sustainable development and social relationships, the project team is continuing to develop a collaborative relationship with the stakeholders. The development of a long-term collaboration agreement is making excellent progress, involving the Cree Nation of Wemindji as well as other Cree groups. Discussions also continued with various governmental departments and Hydro-Québec.
Cumulative capital expenditures to September 30, 2007 amounted to $46.8 million.
Cerro Blanco Project, Guatemala
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. There is a possibility of developing an underground mine which would also consist of potential operating synergies with the Marlin Mine.
20      |      GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
The environmental and exploitation licenses were received for the Cerro Blanco Project during the third quarter, and plans are underway for initiating construction of the decline beginning in January 2008. This time is required in order to receive other minor permits that are required (municipal and forestry, for example) and for the contractor to mobilize to site. Two production dewatering wells have been constructed to facilitate the construction of the decline.
The geothermal power project related to the mining project is also proceeding into the feasibility stage, with a completed study expected in late 2008.
Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)
Pueblo Viejo is an 18 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 7.2 million ounces. The project is a partnership with Barrick Gold Corporation.
Discussions are continuing with the Dominican government regarding historical government obligations, its relocation action plan and power and water treatment solutions. Discussions are also underway with third parties for the supply of reliable and efficient power. Work on the process flow sheet to recover zinc contained within the gold reserves is returning encouraging results and will be included in an updated feasibility study which envisages an initial 18,000 tonne per day operation.
Cash calls for the project to date at September 30, 2007 were $30.6 million (Goldcorp’s share).
GOLDCORP     |     21

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006

Corporate administration	$25.8	$20.0	$91.4	$48.4
Exploration	11.4	9.0	29.2	19.2
Corporate administration costs have increased for the quarter due to higher stock option expenses and an increase in corporate personnel, with a corresponding increase to corporate costs. The stock option expense of $8.1 million in the third quarter of 2007 (2006 – $6.7 million) resulted primarily from the continual vesting of previously issued stock options and additional stock option expense from the consolidation of Terrane ($1.0 million) and Silver Wheaton ($0.6 million).
For the nine month period ended September 30, 2007, corporate administration costs of $91.4 million increased from $48.4 million in 2006 due primarily to higher stock option expenses of $33.0 million (2006 — $15.9 million) and increased corporate activity, as noted above, which began in the latter part of 2006.
Exploration costs increased in the third quarter of 2007 compared to 2006, as well as for the nine month period ended September 30, 2007 and 2006, due primarily to the inclusion of certain Placer assets and Glamis in 2007 and is reflective of the Company’s strategy for organic growth.
OTHER INCOME (EXPENSE)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006

Interest and other income (expense)	$0.9	$5.3	$11.4	$14.6
Interest expense and finance fees	(8.4)	(14.0)	(34.9)	(27.0)
Equity income in subsidiary	0.6	—	—	—
Loss on foreign exchange	(6.3)	(10.2)	(52.5)	(11.5)
Non-hedge derivative loss	(17.5)	(20.7)	(52.7)	(32.4)
Gain (loss) on marketable securities, net	(7.6)	(7.2)	1.5	(4.8)
Gain on sale of Peak and Amapari mines	—	—	40.2	—
Dilution gain	2.1	0.3	8.8	61.4

	$(36.2)	$(46.5)	$(78.2)	$0.3

During the current period, the Company incurred $8.4 million of interest expense and financing fees, compared to $14.0 million in 2006. The decline in interest expense and finance fees is due primarily to the lower rates negotiated on the refinancing of the Company’s $500 million, $350 million and $550 million revolving credit facilities for a $1.5 billion revolving credit facility. For the nine month period ended September 30, 2007 the Company incurred $34.9 million of interest expense and financing fees compared to $27.0 million incurred in 2006. The Company did not have any debt outstanding in the first quarter of 2006, prior to the acquisition of certain Placer assets on May 12, 2006.
The Company incurred $6.3 million of net foreign exchange losses in the third quarter of 2007 (2006 – $10.2 million loss), resulting primarily from the impact of the strengthened Canadian dollar on the Company’s results, which are reported in its functional currency of US dollars. This has been partially offset by a $2.6 million gain from the revaluation of future income tax assets and liabilities on mineral interests which are denominated in local currencies. The Company has a significant amount of future income tax liabilities arising from acquisitions in excess of $3.5 billion, which are monetary items revalued each quarter end at current exchange rates.
As discussed under “Liquidity and Capital Resources”, below, the Company has entered into copper forward contracts and swaps on its 2007 and 2008 production. A loss of $17.5 million was recognized on these derivatives in the third quarter of 2007, comprised of a
22      |      GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
realized loss of $9.7 million on matured contracts, and, as the contracts do not satisfy hedge effectiveness tests, the Company also recognized a mark-to-market loss of $7.8 million in the quarter (nine months ended September 30, 2007 – total loss of $52.5 million, comprising a realized loss of $13.8 million on matured contracts and a mark to market loss of $38.9 million).
During the second quarter, the Company closed the sale of the Amapari and Peak mines to Peak Gold Ltd. for $200 million in cash and $100 million in share consideration. The sale resulted in a gain of $40.2 million, which is offset by taxes paid of $33.7 million, resulting in a net income impact of $6.5 million after tax.
The dilution gain for the three months ended September 30, 2007 was $2.1 million (nine months ended September 30, 2007 – $8.8 million) compared with $0.3 million in the prior year (nine months ended September 30, 2006 – $61.4 million), which resulted from a dilution in Goldcorp’s ownership of Terrane Metals, to 68% as at September 30, 2007, as a result of a private placement of shares. The prior year’s gain for the nine months ended September 30, 2006 resulted from a dilution of Goldcorp’s ownership in Silver Wheaton, from 62% to 57%, as result of a public offering of shares.
INCOME AND MINING TAXES
Income and mining taxes for the three months ended September 30, 2007 totaled $39.2 million (nine months ended September 30, 2007 – $126.2 million), approximately 35% and 33%, respectively, of earnings before taxes, foreign exchange revaluation of future income tax assets and liabilities and dilution gains. In 2006, income and mining taxes were $27.8 million in the third quarter and $137.1 million for the nine months ended September 30, or 25% and 30%, respectively, of earnings before taxes (excluding non-taxable dilution gain). The higher effective tax rate in 2007 is due to the higher taxes paid on the capital gain arising from the sale of the Peak and Amapari mines, partially offset by the impact of the 0.5% Canadian tax rate reduction enacted in June 2007, and higher non-deductible stock option expense.
On October 1, 2007, the Government of Mexico enacted legislation which introduces a new flat rate business tax effective January 1, 2008 (16.5% in 2008, 17% in 2009 and 17.5% thereafter) and a new 2% tax on cash deposits effective July 1, 2008. Based on the current analysis to date, the impact to the Company’s existing future income tax liabilities resulting from these new taxes does not appear to be material.
NON-CONTROLLING INTERESTS
The non-controlling interests relate to Goldcorp’s ownership of its subsidiary companies, including Silver Wheaton (49%) and Terrane Metals Corp. (68%).
The non-controlling interest’s share of net earnings for the three months ended September 30, 2007 amounted to $9.7 million (nine months ended September 30, 2007 – $33.5 million) compared with $9.4 million for the three months ended September 30, 2006 (nine months ended September 30, 2006 – $25.6 million)
GOLDCORP     |     23

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
DISCONTINUED OPERATIONS – LA COIPA MINE, CHILE (Goldcorp’s interest – 50%)
On September 25, 2007, Goldcorp entered into an agreement with Kinross Gold Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash. The Boards of Directors of both Goldcorp and Kinross have approved the transaction, subject to customary closing conditions. The transaction is expected to close in the fourth quarter of 2007. As a result, the La Coipa operations have been reclassified as discontinued operations in this Management’s Discussion and Analysis, except where noted, and in the accompanying third quarter 2007 financial statements, with restatement of prior periods to May 12, 2006, the date of acquisition. The acquisition of the interests in Porcupine and Musselwhite will be recorded when the transaction closes. The following table presents selected data for Goldcorp’s 50% interest in La Coipa:

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2007	2007	2007	2006	2006

Tonnes of ore milled	415,000	402,400	391,300	396,600	638,900

Average mill head grade (grams/tonne)
– Gold	1.13	1.35	0.79	1.02	0.76
– Silver	120	237	282	273	74

Average recovery rate (%)
– Gold	80%	71%	60%	67%	75%
– Silver	67%	70%	74%	67%	57%

Produced (ounces)
– Gold	11,200	13,500	5,100	8,800	11,900
– Silver	976,600	2,436,800	2,502,100	2,326,400	866,700

Sold (ounces)
– Gold	13,200	9,500	4,300	13,900	10,900
– Silver	1,656,300	2,418,600	2,136,100	2,176,600	654,900

Average realized price (per ounce)
– Gold	$682	$659	$654	$608	$628
– Silver	$12.78	$13.26	$13.38	$12.59	$11.80

Total cash costs per gold ounce (1)	$(671)	$(1,746)	$(4,235)	$(794)	$89

Financial Data

Revenues	$30.1	$38.2	$31.4	$35.6	$14.6

Earnings (loss) from operations	$10.0	$16.5	$15.1	$12.2	$(2.2)

(1)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If gold production were treated as a co-product, average total cash costs for the period ended September 30, 2007 would be $277 per ounce of gold and $5.23 per ounce of silver (September 30, 2006 – $370 per ounce of gold and $7.13 per ounce of silver).
Goldcorp’s share of the La Coipa mine’s production amounted to 11,200 ounces of gold at a cash cost of minus $671 per ounce, compared with 11,900 ounces of gold for the same period in 2006 and a cash cost of $89. This resulted from the high silver production from the Puren deposit, which was 976,612 compared with 866,700 ounces in the year 2006.
The tonnes of ore milled were lower during the quarter than the corresponding period last year due to low filtration rates on the Puren ore and the adverse effect of weather-related outages on plant availability.
24      |      GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – TOTAL CASH COSTS PER GOLD OUNCE CALCULATION
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Including Discontinued Operations
	(provided for informational purposes)				Continuing Operations
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 30		September 30		September 30		September 30
	2007	2006	2007	2006	2007	2006	2007	2006

Operating expenses per financial statements (2)	$231.8	$167.5	$705.7	$427.5	$218.2	$158.4	$667.8	$411.8

Treatment and refining charges on concentrate sales	8.0	17.2	35.3	59.1	7.9	17.2	35.0	59.1

By-product silver and copper sales, and other	(162.5)	(146.2)	(481.6)	(509.1)	(141.4)	(138.4)	(399.8)	(496.7)

Non-cash adjustments	(2.3)	(3.3)	(15.6)	(17.0)	(0.9)	(2.7)	(15.4)	(16.6)

Total cash costs	$75.0	$35.2	$243.8	$(39.5)	$83.8	$34.5	$287.6	$(42.4)

Divided by ounces of gold sold	537,200	421,400	1,614,900	1,108,500	524,000	410,600	1,587,900	1,088,400

Total cash costs per ounce of gold (1)	$140	$84	$151	$(35)	$160	$84	$181	$(39)

(1)	Total cash costs of continuing operations on a co-product basis were $299 per ounce for the three months ended September 30, 2007 (2006 – $250 per ounce).

(2)	$32.7 million in royalties for the three months ended September 30, 2007 (nine months ended September 30, 2007 – $105.7 million) are included in operating expenses per the financial statements. For the three months ended September 30, 2006, royalties totaled $18.1 million (nine months ended September 30, 2006 – $52.8 million).
GOLDCORP     |     25

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – ADJUSTED NET EARNINGS
The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to the financial statements:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006

Net earnings per financial statements	$75.8	$59.5	$203.6	$342.3
Foreign exchange (gain) loss on revaluation of future income tax liabilities	(2.6)	11.4	48.5	14.2
Unrealized non-hedge derivative loss, net of tax	5.0	13.3	24.9	20.8
Loss (gain) on securities, net of tax	6.2	7.6	(1.2)	7.6
Dilution gain	(2.1)	(0.3)	(8.8)	(61.4)
Gain on sale of Peak and Amapari mines, net of tax	—	—	(6.5)	—

Total adjusted net earnings	$82.3	$91.5	$260.5	$323.5

Weighted average shares outstanding (000’s)	704,620	418,180	704,089	380,421

Adjusted net earnings per share	$0.12	$0.22	$0.37	$0.85

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2007, the Company held cash and cash equivalents of $599.6 million (December 31, 2006 – $526.3 million) and had working capital of $627.9 million (December 31, 2006 – $417.8 million).
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. Upon closing the credit facility, there was a contemporaneous repayment in full of all credit outstanding under the $500 million, $350 million and $550 million revolving credit facilities and the termination thereof. The credit facility is unsecured and amounts drawn are required to be financed or repaid May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio.
On July 24, 2007, Silver Wheaton entered into a commitment with Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan and $300 million under a revolving term loan in order to finance the acquisition of the Peñasquito silver contract from Goldcorp. The revolving loan is for a period of seven years and the term loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash flows reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments.
In the opinion of management, the working capital at September 30, 2007, together with future cash flows from operations, is sufficient to support the Company’s normal operating requirements on an ongoing basis.
Total assets increased to $18.2 billion at September 30, 2007 from $18.0 billion at December 31, 2006.
During the three months ended September 30, 2007, the Company generated operating cash flows from continuing activities of $189.0 million compared with $223.5 million during the corresponding period in 2006. Cash dividend payments for the period totaled $31.7 million.
26      |      GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
During the three months ended September 30, 2007, the Company invested a total of $256.2 million in mining interests, including $20.0 million at Red Lake, $46.8 million at the Luismin operations, $111.9 million at Peñasquito, $22.0 million at Pueblo Viejo and $11.4 million at Éléonore.
As of November 8, 2007, there were 705.7 million common shares of the Company issued and outstanding and 16.9 million stock options outstanding under its share option plan. In addition, the Company had 8.4 million share purchase warrants outstanding (exchangeable for 8.4 million common shares).
Derivative instruments
As of September 30, 2007, the Company has entered into 16.5 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.18 and calls sold at an average price of $3.38 on 2.3 million pounds for 2007 production. A similar collar structure for 2008 production was executed whereby puts have been purchased at an average price of $3.26 and calls sold at an average price of $3.65 on 21.2 million pounds. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month. These contracts do not satisfy the hedge effectiveness test, thus the Company realized a loss of $9.7 million on matured contracts and a mark to market loss of $7.8 million in the third quarter of 2007 (nine months ended September 30, 2007 – realized loss of $13.8 million on matured contracts and mark to market loss of $38.9 million). In the prior year the Company realized mark to market losses of $20.7 million on copper forward contracts in the third quarter and $32.4 million in the nine months ended September 30.
The Company has risk management policies in place to manage metal price, interest rate, and foreign currency exchange rate exposure.
Contractual obligations
Commitments exist as at September 30, 2007 for capital expenditures of approximately $378.0 million, of which $259.2 million relates to Peñasquito.
RELATED PARTY TRANSACTIONS
At September 30, 2007, Goldcorp owned 49% of Silver Wheaton’s outstanding common shares. During the three months ended September 30, 2007, Silver Wheaton purchased 1.9 million ounces (2006 – 2.2 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $7.4 million (2006 – $8.6 million). During the nine months ended September 30, 2007, Silver Wheaton purchased 5.2 million ounces (2006 – 6.8 million) of silver at a price of $3.90 per ounce, for total consideration of approximately $20.4 million (2006 – $26.6 million).
During the nine months ended September 30 2007, Silver Wheaton repaid a $20 million promissory note to Goldcorp.
On July 24, 2007, Goldcorp entered into a transaction with Silver Wheaton, in which Silver Wheaton acquired 25% of the silver produced from Goldcorp’s Peñasquito project for the life of the mine, for an upfront cash payment of $485 million, as described elsewhere in this Management’s Discussion and Analysis. As part of this transaction, Goldcorp’s right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.
CHANGE IN ACCOUNTING POLICY
The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition and Measurement and Section 1530, Comprehensive Income and Section 3865, Hedges on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result the Company has added new accounting policies as described below.
GOLDCORP     |     27

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Marketable Securities and Investments
Marketable securities and investments in equity securities are classified as available-for-sale because the Company does not hold these securities for the purposes of trading for a profit and in the case of investments intends to hold these securities for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.
Warrants held by the Company are for long-term investment purposes however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.
The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.
Interest and Debt Financing Costs
The Company expenses interest and debt financing costs when they are incurred, unless they are directly attributable to the acquisition, or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.
CRITICAL ACCOUNTING POLICIES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.
The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements included in the Company’s 2006 Annual Report to Shareholders, and a discussion of some of the more significant policies is also included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.
Inventories
Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value.
The Company records the cost of mining ore stacked on its leach pads and in process at certain of its mines as work-in-process inventory, and values work-in-process inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.
28     |      GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
Mineral Properties
The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes preproduction expenditures net of revenues received, until the commencement of commercial production.
A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.
In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.
Reclamation Obligations
The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.
Future Tax Assets and Liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.
GOLDCORP     |     29

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Purchase Accounting for Glamis Gold Ltd.
The Company accounted for the acquisition of Glamis Gold Ltd. as a purchase business combination. The cost of the acquisition will be allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The estimation of fair value for mining interests takes into account expected future cash flows associated with the life of mine plans. The excess of purchase cost over the net identified tangible and intangible assets will likely represent goodwill that will be allocated to reporting units and subject to an annual impairment test. This allocation is not yet complete due to inherent complexities in the valuation process and revisions that may impact earnings prospectively in the future may be required. Upon completion of the purchase price allocation, the final amount of goodwill will be calculated and allocated to reporting units.
Financial Instruments
During the three and nine months ended September 30, 2007, the Company has used a mixture of cash and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.
The Company holds certain financial instruments such as long-term investments and copper futures contracts and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
OUTLOOK
The Company expects to produce approximately 2.2 to 2.3 million ounces of gold at an average cash cost of $150 per ounce in 2007. Capital expenditures for the year excluding Pueblo Viejo are forecast at approximately $750 million.
30     |      GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.
Internal Controls over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.
There has been no significant change in the Company’s internal control over financial reporting during the nine months ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
GOLDCORP     |     31

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2006, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2006, dated March 30, 2007, and other continuous disclosure documents filed by Goldcorp since January 1, 2007 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
32     |     GOLDCORP

Third Quarter Report — 2007
Consolidated Statements of Earnings
(US dollars in millions, except for share and per share amounts – Unaudited)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Note	2007	2006	2007	2006

Revenues		$524.0	$404.3	$1,527.0	$1,171.6

Operating expenses		218.2	158.4	667.8	411.8
Depreciation and depletion		113.2	70.8	321.9	184.6

Earnings from mine operations		192.6	175.1	537.3	575.2

Corporate administration (1)		25.8	20.0	91.4	48.4
Exploration		11.4	9.0	29.2	19.2

Earnings from operations		155.4	146.1	416.7	507.6

Other income (expense)
Interest and other income (expense)		0.9	5.3	11.4	14.6
Interest expense and finance fees		(8.4)	(14.0)	(34.9)	(27.0)
Equity income in subsidiary		0.6	—	—	—
Loss on foreign exchange		(6.3)	(10.2)	(52.5)	(11.5)
Non-hedge derivative loss	11	(17.5)	(20.7)	(52.7)	(32.4)
(Loss) gain on securities, net	4	(7.6)	(7.2)	1.5	(4.8)
Gain on sale of Peak and Amapari mines	5	—	—	40.2	—
Dilution gains	12	2.1	0.3	8.8	61.4

		(36.2)	(46.5)	(78.2)	0.3

Earnings from continuing operations before taxes and non-controlling interests		119.2	99.6	338.5	507.9
Income and mining taxes		(39.2)	(27.8)	(126.2)	(137.1)
Non-controlling interests	12	(9.7)	(9.4)	(33.5)	(25.6)

Net earnings from continuing operations		70.3	62.4	178.8	345.2
Net earnings (loss) from discontinued operations	7	5.5	(2.9)	24.8	(2.9)

Net earnings		$75.8	$59.5	$203.6	$342.3

(1) Stock option expense (a non-cash item) is included in Corporate administration	13	$8.1	$6.7	$33.0	$15.9

Earnings per share from continuing operations	13
Basic		$0.10	$0.15	$0.25	$0.91
Diluted		0.10	0.15	0.25	0.90

Earnings per share	13
Basic		$0.11	$0.14	$0.29	$0.90
Diluted		0.11	0.14	0.29	0.89

Weighted-average number of shares outstanding (in thousands)
Basic		704,620	418,180	704,089	380,421
Diluted		709,114	422,345	709,028	384,768
The accompanying notes form an integral part of these unaudited consolidated financial statements
GOLDCORP     |     33

Consolidated Balance Sheets
(US dollars in millions – Unaudited)

		September 30	December 31
	Note	2007	2006

Assets
Current
Cash and cash equivalents		$599.6	$526.3
Restricted cash		—	65.0
Marketable securities	4	28.7	14.9
Accounts receivable		124.7	65.0
Future income and mining taxes		12.1	18.0
Inventories and stockpiled ore		164.4	137.7
Other		14.2	13.7
Current assets of discontinued operations	7	40.4	42.8

		984.1	883.4

Mining interests	8	15,098.1	15,022.3
Goodwill	8	1,340.2	1,340.2
Silver interests	9	391.1	346.5
Stockpiled ore		59.9	75.7
Investments	4	219.6	134.0
Other		46.1	56.3
Non-current assets of discontinued operations	7	94.8	107.5

		$18,233.9	$17,965.9

Liabilities
Current
Accounts payable, accrued liabilities and other		$209.7	$212.3
Income and mining taxes payable		51.4	100.1
Current portion of long-term debt	10	28.6	135.0
Current derivative instrument liability	11	40.1	—
Current liabilities of discontinued operations	7	26.4	18.2

		356.2	465.6

Derivative instrument liability	11	6.6	6.1
Future income and mining taxes		3,522.0	3,576.5
Long-term debt	10	946.4	790.0
Reclamation and closure cost obligations		201.2	214.0
Income and mining taxes payable		17.9	19.6
Other		11.4	13.1
Non-current liabilities of discontinued operations	7	45.8	51.5

		5,107.5	5,136.4

Non-controlling interests	12	437.1	354.5

Shareholders’ Equity
Common shares, share purchase warrants, and stock options	13	11,874.8	11,825.8
Retained earnings		665.5	547.3
Accumulated other comprehensive income	3,4	149.0	101.9

		12,689.3	12,475.0

		$18,233.9	$17,965.9

The accompanying notes form an integral part of these unaudited consolidated financial statements
34     |     GOLDCORP

Third Quarter Report — 2007
Consolidated Statements of Cash Flows
(US dollars in millions – Unaudited)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Note	2007	2006	2007	2006

Operating Activities
Net earnings from continuing operations		$70.3	$62.4	$178.8	$345.2
Reclamation expenditures		(5.2)	(2.3)	(7.2)	(5.8)
Items not affecting cash
Depreciation and depletion		113.2	70.8	321.9	184.6
Non-hedge derivative loss	11	7.8	20.7	38.9	32.4
Loss (gain) on securities, net	4	7.6	7.2	(1.5)	4.8
Equity income in subsidiary		(0.6)	—	—	—
Stock option expense	13	8.1	6.7	33.0	15.9
Future income and mining taxes		(9.7)	(5.5)	(65.0)	(4.3)
Non-controlling interests	12	9.7	9.4	33.5	25.6
Dilution gains		(2.1)	(0.3)	(8.8)	(61.4)
Gain on sale of Peak and Amapari mines	5	—	—	(40.2)	—
Unrealized foreign exchange loss and other		9.5	2.8	54.2	11.0
Change in non-cash working capital	14	(19.6)	51.6	(116.5)	(14.9)

Cash provided by operating activities of continuing operations		189.0	223.5	421.1	533.1

Cash provided by operating activities of discontinued operations	7	11.5	7.3	45.2	(5.4)

Investing Activities
Mining interests		(256.2)	(120.9)	(620.6)	(286.4)
Acquisitions, net of cash acquired		—	12.0	—	(1,607.3)
Proceeds from disposition of mining interests, less cash	5	—	—	216.9	—
Silver purchase arrangements		—	—	(57.7)	(285.3)
Purchase of investments		(14.7)	(21.2)	(25.3)	(62.6)
Proceeds from sale of marketable securities		—	1.6	21.1	7.7
Restricted cash received		—	—	65.0	—
Other		(0.3)	(1.1)	6.6	(4.8)

Cash used in investing activities of continuing operations		(271.2)	(129.6)	(394.0)	(2,238.7)

Cash used in investing activities of discontinued operations	7	(1.4)	(1.2)	(2.8)	(1.6)

Financing Activities
Long-term debt borrowings		476.0	—	1,216.0	1,425.0
Long-term debt repayments		(41.0)	—	(1,166.0)	(575.0)
Debt issue costs		—	(0.2)	—	(3.0)
Common shares issued, net		13.0	7.8	20.6	513.9
Shares issued by subsidiaries to non-controlling interests		1.2	(1.1)	27.6	174.1
Dividends paid to common shareholders		(31.7)	(18.8)	(95.0)	(51.6)

Cash provided by (used in) financing activities		417.5	(12.3)	3.2	1,483.4

Effect of exchange rate changes on cash and cash equivalents		—	(0.5)	0.6	1.6

Increase (decrease) in cash and cash equivalents		345.4	87.2	73.3	(227.6)
Cash and cash equivalents, beginning of period		254.2	247.4	526.3	562.2

Cash and cash equivalents, end of period	14	$599.6	$334.6	$599.6	$334.6

Supplemental cash flow information (note 14)
The accompanying notes form an integral part of these unaudited consolidated financial statements
GOLDCORP     |     35

Consolidated Statements of Shareholders’ Equity
(US dollars in millions, shares in thousands – Unaudited)

						Accumulated
						Other
			Share			Comprehensive
	Common Shares		Purchase	Stock	Retained	Income
	Shares	Amount	Warrants	Options	Earnings	(note 3,4)	Total

At January 1, 2006	339,642	$2,322.5	$286.8	$44.5	$218.1	$101.9	$2,973.8
Issued pursuant to acquisition of Glamis Gold Ltd. (note 6)	283,578	8,140.4	—	82.1	—	—	8,222.5
Issued pursuant to acquisition of Virginia Gold Mines Inc	19,310	398.3	3.6	—	—	—	401.9
Stock options exercised/ cancelled and restricted share units issued	6,523	96.4	—	(24.9)	—	—	71.5
Share purchase warrants exercised	54,472	748.5	(287.2)	—	—	—	461.3
Fair value of new warrants issued	—	(38.9)	38.9	—	—	—	—
Fair value of stock options issued and vested, and restricted share units issued and vested	—	—	—	18.5	—	—	18.5
Share issue costs	—	(3.7)	—	—	—	—	(3.7)
Dividends declared	—	—	—	—	(79.1)	—	(79.1)
Net earnings	—	—	—	—	408.3	—	408.3

At December 31, 2006	703,525	$11,663.5	$42.1	$120.2	$547.3	$101.9	$12,475.0
Change in accounting policy (note 3)	—	—	—	—	9.6	42.2	51.8

At January 1, 2007 as adjusted	703,525	$11,663.5	$42.1	$120.2	$556.9	$144.1	$12,526.8
Stock options exercised and restricted share units issued	1,789	36.4	—	(12.7)	—	—	23.7
Share purchase warrants exercised	14	0.2	(0.1)	—	—	—	0.1
Fair value of stock options issued and vested, and restricted share units issued and vested	—	—	—	25.2	—	—	25.2
Dividends declared	—	—	—	—	(95.0)	—	(95.0)
Net earnings	—	—	—	—	203.6	—	203.6
Other comprehensive income	—	—	—	—	—	4.9	4.9

At September 30, 2007	705,328	$11,700.1	$42.0	$132.7	$665.5	$149.0	$12,689.3

Shareholders’ Equity (note 13)
The accompanying notes form an integral part of these unaudited consolidated financial statements
36     |     GOLDCORP

Third Quarter Report — 2007
Consolidated Statements of Comprehensive Income
(US dollars in millions – Unaudited)

	Three	Nine
	Months	Months
	Ended	Ended
	September 30, 2007

Net earnings	$75.8	$203.6
Other comprehensive income:
Gain (loss) on available-for-sale securities, net of tax recovery of $4.1 million – three months ended ($nil– nine months ended) (note 4)	(10.8)	20.2
Reclassification adjustment for gains and losses included in net income (net of tax $2.3 million) (note 4)	—	(11.5)
Non-controlling interest	2.9	(3.8)

	(7.9)	4.9

Comprehensive income	$67.9	$208.5

The accompanying notes form an integral part of these unaudited consolidated financial statements
GOLDCORP     |     37

Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, the Marigold gold mine (67% interest) and Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project and the Los Filos gold project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 49% interest in Silver Wheaton Corp. (“Silver Wheaton”), a publicly traded silver mining company, a 68% interest in Terrane Metals Corp., a publicly traded exploration company, and a 21% interest in Peak Gold Ltd. (“Peak Gold”), a publicly traded gold mining company.

The Peak gold mine in Australia and the Amapari gold mine in Brazil were sold to Peak Gold in the second quarter of 2007 (note 5). On September 25, 2007, the Company entered into an agreement to acquire the remaining 49% and 32% interests in Porcupine and Musselwhite from its joint venture partner in return for the Company’s 50% interest in La Coipa and $200 million in cash (Note 5). The transaction is expected to close in the fourth quarter of 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as noted below. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position as at September 30, 2007 and results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.
(a)	Investments
Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.
Warrants held by the Company are for long-term investment purposes, however, due to their nature meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.
The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.
38     |     GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
(b)	Interest and debt financing costs

The Company expenses interest and debt financing costs when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

(c)	Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments.

The principal mining properties of Goldcorp and their geographic locations at September 30, 2007, are listed below:

		Ownership		Operations and
Mining interests	Location	interest	Status	development projects owned

Red Lake Gold Mines (“Red Lake”) (1)	Canada	100%	Consolidated	Red Lake and Campbell complexes
Porcupine Mine (“Porcupine”) (1)	Canada	51%	Proportionately consolidated	Porcupine mine, unincorporated joint venture
Musselwhite Mine (“Musselwhite”) (1)	Canada	68%	Proportionately consolidated	Musselwhite mine, unincorporated joint venture
Les Mines Opinaca Ltée (“Éléonore”) (2)	Canada	100%	Consolidated	Éléonore gold project
Silver Wheaton Corp. (“Silver Wheaton”) (3)	Canada	49%	Consolidated	Silver contracts in Mexico, Sweden, Peru and Greece
Terrane Metals Corp. (“Terrane”) (4)	Canada	68%	Consolidated	Mt Milligan and certain other Canadian exploration interests
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Marigold Mining Company (“Marigold”) (5)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	San Dimas, San Martin and Nukay mines, Los Filos and El Limón gold projects
Minas de la Alta Pimeria SA de CV (“El Sauzal”) (5)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”) (5)	Mexico	100%	Consolidated	Peñasquito project
Minera Alumbrera Ltd. (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture
Montana Exploradora de Guatemala SA (“Marlin”) (5)	Guatemala	100%	Consolidated	Marlin mine
Entre Mares de Guatemala SA (“Cerro Blanco”) (5)	Guatemala	100%	Consolidated	Cerro Blanco project
Minerales Entre Mares de Honduras SA (“San Martin”) (5)	Honduras	100%	Consolidated	San Martin mine
Compañia Minera Mantos de Oro (“La Coipa”) (1)(7)	Chile	50%	Discontinued Operations	La Coipa mine, incorporated joint venture
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”) (1)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project
Peak Gold Ltd. (“Peak Gold”) (1)(6)	Canada	21%	Equity investment	Peak mine and Amapari mine

(1)	The results of Goldcorp include the Placer Dome assets acquired from Barrick from May 12, 2006 onward.

(2)	The results of Goldcorp include Éléonore from March 31, 2006, the date of acquisition, onward.

(3)	Goldcorp’s interest in Silver Wheaton has been diluted to 49% upon the issuance of equity by Silver Wheaton to non-controlling interests and the sale of Silver Wheaton common shares on December 8, 2006.

(4)	The results of Terrane have been consolidated from July 24, 2006, the date of acquisition.

(5)	The results of Goldcorp include Glamis from November 4, 2006, the date of acquisition, onward (note 6).

(6)	Goldcorp’s interest in Peak Gold arose from the share consideration received in the disposition of the Peak and Amapari mine (note 5).

(7)	Classified as discontinued operations (note 7) in the current quarter, with restatement of prior periods to May 12th, 2006, the date of acquisition.
All intercompany transactions and balances have been eliminated.
GOLDCORP     |     39

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
3.	CHANGE IN ACCOUNTING POLICY

The Company adopted the provisions of Sections 1530, Comprehensive Income, 3855, Financial Instruments – Recognition and Measurement, 3861, Financial Instruments – Disclosure and Presentation, and 3865, Hedges, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements, the inclusion of other comprehensive income (“OCI”), and establishes the standards for hedge accounting. As a result of adopting these new standards, the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income tax liability, a non-cash increase of $15.9 million to non-controlling interest, a non-cash pre-tax increase of $54.7 million ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measured at fair value instead of cost and the retroactive reclassification of $101.9 million in cumulative translation adjustments. These charges of $144.1 million are reported as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income.

Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income tax liability, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to retained earnings as a one time cumulative effect of a change in accounting policy.

In addition, the Company adopted a policy to expense debt financing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset when they are incurred. As a result, the Company recorded a non-cash adjustment to decrease opening retained earnings by $1.5 million to eliminate the opening balance of debt financing fees that were capitalized and amortized under the Company’s previous accounting policy.

The adoption of Section 3865 did not have a material effect on the Company’s consolidated financial position and results of operations.
40     |     GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
4.	MARKETABLE SECURITIES AND INVESTMENTS

	September 30	December 31
	2007	2006
	Fair Value	Book Value

Marketable securities
Available-for-sale	$28.7	$14.9

Investments
Available-for-sale	$216.5	$132.6
Warrants	3.1	1.4

	$219.6	$134.0

	Mark-to-market gain in OCI
	September 30, 2007			December 31, 2006
		Three	Nine
		Months	Months			Transitional
Available for sale	Fair Value	Ended	Ended	Fair Value	Book Value	Adjustment

Marketable Securities	$28.7	$0.1	$12.1	$27.2	$14.9	$12.3
Investments	216.5	(15.0)	8.1	190.9	132.6	58.3

	$245.2	$(14.9)	$20.2	$218.1	$147.5	$70.6
Future tax recovery (expense) in OCI	—	4.1	—	—	—	(12.5)

		(10.8)	20.2	218.1	147.5	58.1

Reclassification adjustment for gains and losses included in net income, net of tax – $2.3 million	—	—	(11.5)	—	—	—
Non-controlling interest in OCI	—	2.9	(3.8)	—	—	(15.9)

	$245.2	$(7.9)	$4.9	$218.1	$147.5	$42.2

	Mark-to-market gain (loss) in net income
	September 30, 2007			December 31, 2006
		Three	Nine
		Months	Months			Transitional
Warrants	Fair Value	Ended	Ended	Fair Value	Book Value	Adjustment

Investments	$3.1	$(6.0)	$(10.0)	$13.6	$1.4	$12.2
Future tax recovery	—	0.1	2.4	—	—	1.4
Non-controlling interest	—	0.8	0.3	—	—	(2.5)

	$3.1	$(5.1)	$(7.3)	$13.6	$1.4	$11.1

The Company has recognized a future income tax liability of $6.4 million that relates to the cumulative mark-to-market gains on the available-for-sale securities and the warrants held by the Company. The tax estimate is based on the assumption that if the securities were sold at their September 30, 2007 fair market value the capital gains would be taxed at the appropriate Canadian tax rate.
By holding these long-term investments the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
GOLDCORP     |     41

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
5.	ACQUISITION AND DISPOSITION OF MINING INTERESTS
(a)	On September 25, 2007, Goldcorp entered into an agreement with Kinross Gold Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash. The Boards of Directors of both Goldcorp and Kinross have approved the transaction, subject to customary closing conditions. The transaction is expected to close in the fourth quarter of 2007. As a result, the La Coipa operations have been reclassified as discontinued operations in the accompanying third quarter 2007 financial statements, with restatement of prior periods (Note 7). The acquisition of the interests in Porcupine and Musselwhite and the disposition of La Coipa will be recorded when the transaction closes in the fourth quarter.

(b)	During April 2007, Goldcorp closed its transaction to sell the Amapari and Peak mines to Peak Gold in exchange for $200 million in cash and $100 million in share considerations, resulting in a pre-tax gain of $40.2 million ($6.5 million, net of tax). Goldcorp owned approximately 22% of Peak Gold on close of the transaction. The Amapari and Peak mines were not classified as discontinued operations in the first quarter of 2007 since Goldcorp continues to have a significant influence through its interest in Peak Gold.

Summary of assets and liabilities sold:

Cash and cash equivalents	$6.1
Non-cash operating working capital	16.9
Mining interests	284.1
Other	7.3
Future income and mining taxes	(35.5)
Reclamation and closure cost obligations	(18.2)
Other	(1.9)

Net assets sold	$258.8

Proceeds
Cash	$200.0
Common shares of Peak Gold	100.0
Selling costs	(1.0)

Net proceeds	$299.0

(c)	On February 1, 2007, a wholly owned subsidiary of Goldcorp completed the sale of other mining interests for cash of $24 million and $2 million in common shares of an investment which has been classified as available for sale. The proceeds received approximated the net book value of the mining interests.
42     |     GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
6.	BUSINESS COMBINATION

Glamis Gold Ltd.

On November 4, 2006, Goldcorp and Glamis Gold Ltd. (“Glamis”) completed the transaction to combine Goldcorp and Glamis. A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price:
283.2 million common shares of Goldcorp and cash	$8,129.0
0.4 million common shares of Goldcorp on exercise of Glamis SAR’s	11.4
Goldcorp stock options issued in exchange for those of Glamis	82.1
Acquisition costs	20.0

$8,242.5

Net assets acquired:
Cash and cash equivalents	$73.4
Current assets	50.3
Mining interests	9,786.2
Other assets	52.8
Current liabilities	(63.1)
Long-term debt	(80.0)
Future income tax liabilities	(2,354.8)
Reclamation and closure cost obligations	(30.0)
Goodwill	807.7

$8,242.5

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price in the 2007 annual financial statements. This process will be performed in accordance with Emerging Issues Committee Abstract 152. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets and future income tax liabilities.
GOLDCORP     |     43

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
7.	DISCONTINUED OPERATIONS

As discussed in Note 5, as a result of the expected sale of Goldcorp’s interest in the La Coipa gold and silver mine in the fourth quarter of 2007, the results of La Coipa, previously disclosed as a separate operating segment in Note 15, have been reclassified as discontinued operations in the accompanying consolidated financial statements. The assets and liabilities have been classified as discontinued operations at their carrying value, which is below their fair value less transaction costs, based on the terms of the purchase agreement.

Selected financial information of discontinued operations included in the Consolidated Statements of Earnings and the Consolidated Statements of Cash Flows are as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006

Net earnings (loss) from discontinued operations
Revenues	$30.1	$14.6	$99.7	$25.0
Earnings (loss) from discontinued operations	10.0	(2.2)	41.6	(3.7)
Interest and other income (expense)	0.1	(0.1)	0.6	0.2
Income tax recovery (expense)	(4.6)	(0.6)	(17.4)	0.6

	$5.5	$(2.9)	$24.8	$(2.9)

Earnings (loss) per share from discontinued operations
Basic	$0.01	$(0.01)	$0.04	$(0.01)
Diluted	$0.01	$(0.01)	$0.04	$(0.01)

Cash flows of discontinued operations
Operating activities	$11.5	$7.3	$45.2	$(5.4)
Investing activities	(1.4)	(1.2)	(2.8)	(1.6)

	$10.1	$6.1	$42.4	$(7.0)

The major classes of assets and liabilities of discontinued operations in the Consolidated Balance Sheets are as follows:

	September 30	December 31
	2007	2006

Assets
Cash	$29.5	$28.8
Accounts receivable, prepaids and other	2.8	5.1
Inventory	8.1	8.9

Current assets of discontinued operations	40.4	42.8

Mining interests	89.8	106.5
Other assets	5.0	1.0

Non-current assets of discontinued operations	94.8	107.5

Total assets of discontinued operations	135.2	150.3

Liabilities
Accounts payable, accrued liabilities and other	12.9	16.6
Income taxes payable	13.5	1.6

Current liabilities of discontinued operations	26.4	18.2

Future income and mining taxes	32.8	39.3
Reclamation and closure cost obligations	13.0	12.2

Non-current liabilities of discontinued operations	45.8	51.5

Total liabilities of discontinued operations	$72.2	$69.7

44     |     GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted)
8.	MINING INTERESTS

	September 30, 2007			December 31, 2006
		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net

Mining properties	$14,147.8	$471.5	$13,676.3	$14,294.0	$379.8	$13,914.2
Plant and equipment	1,741.4	319.6	1,421.8	1,365.2	257.1	1,108.1

	$15,889.2	$791.1	$15,098.1	$15,659.2	$636.9	$15,022.3

A summary by property of the net book value is as follows:

	Mining properties
		Non-		Plant and	September 30	December 31
	Depletable	depletable	Total	equipment	2007	2006

Red Lake	$291.6	$533.2	$824.8	$330.8	$1,155.6	$1,148.7
Porcupine	74.5	89.5	164.0	92.6	256.6	252.4
Musselwhite	34.3	119.6	153.9	79.6	233.5	229.2
Éléonore gold project	—	719.8	719.8	—	719.8	704.2
Canadian exploration properties	—	168.7	168.7	—	168.7	157.4
Wharf	6.4	—	6.4	1.0	7.4	4.6
Marigold (a)	84.4	397.0	481.4	38.3	519.7	518.6
Luismin (b)	252.4	532.4	784.8	63.7	848.5	866.9
Los Filos project	228.9	278.6	507.5	164.1	671.6	595.7
El Sauzal (a)	211.7	678.9	890.6	41.6	932.2	1,009.8
Peñasquito (a)	—	7,024.2	7,024.2	288.9	7,313.1	7,056.5
Mexican exploration projects	—	166.0	166.0	—	166.0	168.4
Alumbrera	386.3	—	386.3	230.9	617.2	660.1
Marlin (a)	285.1	787.6	1,072.7	77.1	1,149.8	1,163.6
Cerro Blanco (a)	—	16.7	16.7	2.6	19.3	18.6
San Martin (a)	—	—	—	3.8	3.8	3.9
Amapari (d)	—	—	—	—	—	100.0
Peak(d)	—	—	—	—	—	173.3
Corporate and other	0.1	—	0.1	4.8	4.9	4.5

	$1,855.7	$11,512.2	$13,367.9	$1,419.8	$14,787.7	$14,836.4

Equity Investments
Pueblo Viejo (c)	—	120.9	120.9	—	120.9	98.9
El Limón project (c)	—	87.5	87.5	2.0	89.5	87.0
Peak Gold (d)	—	100.0	100.0	—	100.0	—

	—	308.4	308.4	2.0	310.4	185.9

	$1,855.7	$11,820.6	$13,676.3	$1,421.8	$15,098.1	$15,022.3

The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	September 30	December 31
	2007	2006

Red Lake	$404.4	$404.4
Peñasquito (a)	807.7	807.7
Los Filos	74.3	74.3
Silver Wheaton	53.8	53.8

	$1,340.2	$1,340.2

GOLDCORP     |     45

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

(a)	The net book values have been allocated according to the preliminary fair value of the Glamis mining assets acquired.

(b)	Included in the carrying values of the Luismin and Peñasquito mines are the values of mining properties attributable to the Silver Wheaton silver interests of the following amounts:

	Mining properties
		Non-		Plant and	September 30	December 31
	Depletable	depletable	Total	equipment	2007	2006

Luismin – silver interests	$69.2	$136.4	$205.6	$—	$205.6	$211.7
Peñasquito – silver interests (note 9)	$—	$496.9	$496.9	$—	$496.9	$—

(c)	The equity investments in these exploration/development stage properties have no current operations. The recorded value represents the fair value of the property at the time they were acquired, plus subsequent expenditures which have been invested in property development.

(d)	In April 2007, the Company completed its transaction to dispose of the Amapari and Peak mines to Peak Gold (note 5).
9. SILVER INTERESTS

	September 30, 2007			December 31, 2006
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	Amortization	Net

Yauliyacu	$285.3	$19.8	$265.5	$285.3	$10.6	$274.7
Zinkgruvan	77.9	8.2	69.7	77.9	6.1	71.8
Stratoni	57.7	1.8	55.9	—	—	—

	$420.9	$29.8	$391.1	$363.2	$16.7	$346.5

The value allocated to reserves is classified as depletable and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2007			December 31, 2006
		Non-
	Depletable	Depletable	Total	Depletable	Non-depletable	Total

Yauliyacu	$25.0	$240.5	$265.5	$34.2	$240.5	$274.7
Zinkgruvan	34.6	35.1	69.7	36.7	35.1	71.8
Stratoni	37.0	18.9	55.9	—	—	—

	$96.6	$294.5	$391.1	$70.9	$275.6	$346.5

(a)	On April 23, 2007, Silver Wheaton entered into an agreement with Hellas Gold S.A., a 65% owned subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from any other mine owned or operated by European Goldfields or Hellas Gold.

(b)	On July 24, 2007, Silver Wheaton entered into a transaction to acquire 25% of the silver produced from Goldcorp’s Peñasquito project located in Mexico for the life of mine, for an upfront cash payment of $485 million. In addition, a per ounce cash
46     |     GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates. As a result of this transaction, Silver Wheaton has retained a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp’s right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.
10. BANK CREDIT FACILITIES

	September 30	December 31
	2007	2006

$1.5 billion revolving credit facility(a)	$540.0	$—
$200 million non-revolving term loan(b)	200.0	—
$300 million revolving term loan(b)	235.0	—
Other credit facilities(c)	—	925.0

	975.0	925.0
Less: current portion of long-term debt	28.6	135.0

	$946.4	$790.0

(a)	On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. The credit facility is unsecured and amounts drawn are required to be financed or repaid by May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio.

(b)	On July 24, 2007, Silver Wheaton entered into a credit agreement with Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan is for a period of seven years and the Term Loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash flows reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments. In order to fund the acquisition of the Peñasquito silver contract from Goldcorp, the Term Loan was drawn in full and the revolving loan was drawn in the amount of $246.0 million.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon Silver Wheaton’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on Silver Wheaton’s leverage ratio. Both the Term Loan and the Revolving Loan are secured against Silver Wheaton’s assets, including the Luismin, Zinkgruvan and Yauliyacu silver purchase contracts. Silver Wheaton has paid $2.5 million in debt financing costs relating to the credit agreement, which was capitalized to the cost of the Peñasquito contract. During the quarter, Silver Wheaton repaid $11 million of the balance outstanding on the revolving loan.

(c)	As at March 31, 2007, the Company had a $500 million revolving credit facility which was approved to be refinanced or repaid by July 29, 2010. In addition, the Company had two credit facilities comprised of a $550 million bridge facility and a $350 million revolving credit facility. All these facilities were repaid and cancelled on May 18, 2007.

(d)	Reclamation letters of credit outstanding as at September 30, 2007 totaled $176.7 million (December 31, 2006 – $135.5 million), with $0.5 million collateralized by certificates of deposits.
GOLDCORP     |     47

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
11. DERIVATIVE INSTRUMENTS

	September 30	December 31
	2007	2006

Current derivative asset	$3.3	$2.0
Non-current derivative asset	0.4	—

	$3.7	$2.0

Current derivative liability	40.1	—
Non-current derivative liability	6.6	6.1

	$46.7	$6.1

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006

Realized loss on matured contracts	$9.7	$—	$13.8	$—
Unrealized loss on fair value change of outstanding contracts	7.8	20.7	38.9	32.4

Non-hedge derivative loss	$17.5	$20.7	$52.7	$32.4

As of September 30, 2007, the Company has entered into 16.5 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.18 and calls sold at an average price of $3.38 on 2.3 million pounds for 2007 production. A similar collar structure for 2008 production was executed whereby puts have been purchased at an average price of $3.26 and calls sold at an average price of $3.65 on 21.2 million pounds. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month.
12. NON-CONTROLLING INTERESTS

	Silver
	Wheaton	Terrane	Total

At January 1, 2006	$108.6	$—	$108.6
Increase in net assets	182.3	5.8	188.1
Arising from transaction with Terrane	—	22.0	22.0
Share of net earnings (loss)	36.5	(0.7)	35.8

At December 31, 2006	$327.4	$27.1	$354.5
Change in accounting policy impact on retained earnings of subsidiary (note 3)	2.5	—	2.5
Non-controlling interest in accumulated OCI (note 4)	15.9	—	15.9
Non-controlling interest in current OCI (note 4)	3.8	—	3.8
Increase in net assets	7.1	19.8	26.9
Share of net earnings (loss)	33.8	(0.3)	33.5

At September 30, 2007	$390.5	$46.6	$437.1

(a)	Terrane Metals

During the third quarter Terrane closed a private placement of 5.6 million shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. During the second quarter Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. These transactions have resulted in a decrease in Goldcorp’s ownership in Terrane during the year from 77% to 68%. This dilution of the Company’s interest has given rise to an increase in non-controlling interest of $19.8 million, and a dilution gain of $8.1 million.
48     |     GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
(b)	Silver Wheaton

On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction resulted in a decrease in Goldcorp’s ownership in Silver Wheaton from 62% to 57%. This dilution of the Company’s interest gave rise to an increase in the non-controlling interest of $93.3 million and a dilution gain of $61.1 million, which was recognized in earnings in the second quarter of 2006.
13.	SHAREHOLDERS’ EQUITY

At September 30, 2007, the Company had unlimited authorized common shares and 705.3 million common shares outstanding (December 31, 2006 – 703.5 million). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a)	Share Purchase Warrants

As at September 30, 2007, the Company had 8.4 million warrants outstanding which entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The warrants trade on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants. Of the 17.3 million stock options outstanding at September 30 2007, 11.0 million relate to options granted under the 2005 Stock Option Plan.

The Company granted 0.2 million stock options during the three months ended September 30, 2007, which vest over a period of two years, are exercisable at prices ranging from $23.06 to $23.15 (C$24.40 to C$24.46) per option, expire in 2017, and have a fair value of $1.0 million.

The Company granted 0.1 million stock options during the three months ended September 30, 2006, which vest over a period of three years, are exercisable at prices ranging from C$31.93 to C$32.57 per option, expire in 2016, and have a total fair value of $0.9 million.

Compensation expense of $8.1 million has been recognized during the quarter (nine months ended September 30, 2007 – $33.0 million), of which $6.5 million relates to Goldcorp (nine months ended September 30, 2007 – $28.6 million), $0.6 million for Silver Wheaton (nine months ended September 30, 2007 – $1.7 million), and $1.0 million for Terrane (nine months ended September 30, 2007 – $2.7 million).

Compensation expense of $6.7 million was recognized during the third quarter of 2006 (nine months ended September 30, 2006 – $15.9 million), of which $5.0 million related to Goldcorp (nine months ended September 30, 2006 – $13.2 million), $0.4 million for Silver Wheaton (nine months ended September 30, 2006 – $1.4 million), and $1.3 million for Terrane (nine months ended September 30, 2006 – $1.3 million).
GOLDCORP     |     49

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$/option)

At January 1, 2006	13,577	$15.o8
Issued in connection with the acquisition of Glamis	4,668	12.90
Granted	3,560	31.12
Exercised	(6,502)	12.60
Cancelled/expired	(104)	24.85

At December 31, 2006	15,199	19.16
Granted	3,939	25.65
Exercised	(1,622)	13.43
Cancelled	(262)	25.06

At September 30, 2007	17,254	$21.09

The following table summarizes information about the options outstanding at September 30, 2007:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (C$)	(000’s)	(C$/option)	(years)	(000’s)	(C$/option)	(years)

$2.05 – $4.98	256	$3.47	1.9	256	$3.47	1.9
$6.28 – $8.06	478	7.28	0.5	478	7.28	0.5
$10.18 – $13.38	3,767	12.64	1.8	3,767	12.64	1.8
$14.80 – $17.50	906	17.02	6.0	906	17.02	6.0
$18.50 – $21.01	4,045	19.23	7.5	3,141	19.23	7.4
$23.39 – $26.76	4,404	25.65	8.8	1,763	25.70	7.7
$28.84 – $31.93	3,003	30.75	8.6	1,014	30.75	8.6
$32.57 – $34.39	395	33.82	8.8	88	33.54	8.7

	17,254	$21.09	6.5	11,413	$18.16	5.2

50     |     GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
(c)	Diluted Earnings per Share

Diluted earnings per share is calculated based on the following weighted-average number of shares outstanding:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006

Basic weighted-average number of shares outstanding (000’s)	704,620	418,180	704,089	380,421
Effect of dilutive securities:
Stock options	4,256	4,106	4,701	4,288
Restricted share units	238	59	238	59

Diluted weighted-average number of shares outstanding	709,114	422,345	709,028	384,768

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$26.89 for third quarter (three months ended September 30, 2006 – C$31.29) and C$28.20 for the nine months ended September 30, 2007 (nine months ended September 30, 2006 – C$32.08):

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000’s)	2007	2006	2007	2006

Stock options	3,398	365	3,398	265
Share purchase warrants	8,438	8,438	8,438	8,438
GOLDCORP     |     51

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
14.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006

Change in non-cash operating working capital
Accounts receivable	$(6.3)	$48.3	$(55.7)	$(20.5)
Income and mining taxes receivable	—	1.7	—	2.8
Inventories and stockpiled ore	(22.1)	(8.4)	(43.6)	(10.3)
Accounts payable and accrued liabilities	13.0	0.6	29.0	21.7
Income and mining taxes payable	(9.8)	10.4	(46.1)	(8.1)
Other	5.6	(1.0)	(0.1)	(0.5)

	$(19.6)	$51.6	$(116.5)	$(14.9)

Acquisitions, net of cash acquired
Placer Dome	$—	$12.0	$—	$(1,603.3)
Virginia	—	—	—	(4.0)

	$—	$12.0	$—	$(1,607.3)

Non-cash financing and investing activities
Shares received upon disposition of Peak and Amapari mines	$—	$—	$100.0	$—
Shares received upon disposition of other mining interests	—	—	2.0	—
Shares and warrants issued on acquisition of Virginia	—	—	—	401.9
Silver Wheaton promissory note issued to Glencore	—	—	—	40.0
New Warrants issued on the early exercise of existing Warrants		—	—	38.9
Other	—	3.5	—	3.5
Operating activities included the following cash payments
Interest paid	$11.5	$9.6	$39.9	$20.1
Income taxes paid	56.6	35.1	234.3	173.9
Cash and cash equivalents is comprised of:

	September 30
	2007	2006

Cash	$87.4	$84.0
Short-term money market investments	512.2	250.6

	$599.6	$334.6

52     |     GOLDCORP

Third Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
15. SEGMENTED INFORMATION
The Company’s reportable operating segments are summarized in the table below.

	Three Months Ended September 30, 2007
			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests

Red Lake	$118.0	$22.3	$44.6	$20.0
Porcupine	25.5	7.0	0.3	8.7
Musselwhite	27.4	4.5	2.8	8.0
Éléonore	—	—	—	11.4
Marigold	13.4	2.9	(1.2)	5.2
Luismin	36.8	10.9	5.0	46.8
El Sauzal	56.0	28.4	17.1	1.5
Peñasquito	—	—	—	111.9
Alumbrera	151.0	18.1	69.2	6.2
Wharf	8.8	0.8	3.1	0.5
Marlin	47.3	10.1	17.5	5.4
San Martin	7.7	0.5	1.4	—
Peak (note 5)	—	—	—	—
Pueblo Viejo	—	—	—	22.0
Silver Wheaton	39.6	7.0	18.3	—
Terrane	—	—	(1.7)	6.1
Other (1)	(7.5)	0.7	(21.0)	2.5

Total	$524.0	$113.2	$155.4	$256.2

	Nine Months Ended September 30, 2007
			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests	Total assets

Red Lake	$347.9	$62.1	$145.1	$67.8	$1,612.0
Porcupine	75.8	18.9	4.8	21.7	281.3
Musselwhite	76.4	13.0	7.2	17.2	245.1
Éléonore	—	—	—	27.7	736.0
Marigold	35.8	8.1	(7.1)	9.7	533.0
Luismin	102.3	29.7	11.5	136.5	1,663.5
El Sauzal	150.9	79.1	42.3	3.2	1,023.9
Peñasquito	—	—	—	254.0	8,052.6
Alumbrera	410.1	52.2	160.9	12.8	825.4
Amapari (note 5)	18.3	0.4	2.8	1.1	—
Wharf	28.3	3.4	9.2	5.8	38.3
Marlin	132.7	29.5	51.5	16.9	1,278.5
San Martin	24.8	1.9	5.2	—	14.8
Peak (note 5)	18.9	0.1	7.7	9.2	100.0
Pueblo Viejo	—	—	—	22.0	120.9
Silver Wheaton	125.2	21.3	60.0	—	1,274.0
Terrane	—	—	(4.6)	12.0	193.9
Other (1,2)	(20.4)	2.2	(79.8)	3.0	240.7

Total	$1,527.0	$321.9	$416.7	$620.6	$18,233.9

(1)	Includes cost of sales from silver sales in Luismin and Corporate activities.

(2)	Includes assets of discontinued operations (Note 7).
GOLDCORP     |     53

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

	Three Months Ended September 30, 2006
			Earnings	Expenditures
		Depreciation and	(loss) from	for mining
	Revenues	depletion	operations	interests

Red Lake	$103.6	$13.7	$49.3	$21.1
Porcupine	27.9	4.4	6.9	4.4
Musselwhite	24.4	4.9	1.5	2.2
Éléonore	—	—	—	7.3
Luismin	41.5	11.7	10.5	68.4
Alumbrera	143.8	21.0	78.1	2.2
Amapari	11.2	3.5	(6.5)	2.3
Wharf	12.6	1.7	2.9	0.6
Peak	6.3	2.3	(1.0)	8.2
Pueblo Viejo	—	—	—	4.2
Silver Wheaton	41.8	6.9	18.8	—
Terrane	—	—	(1.4)	—
Other	(8.8)	0.7	(13.0)	—

Total	$404.3	$70.8	$146.1	$120.9

	Nine Months Ended September 30, 2006
			Earnings
			(loss) from	Expenditures
		Depreciation	continuing	for mining
	Revenues	and depletion	operations	interests	Total assets

Red Lake	$264.8	$28.1	$147.1	$65.3	$1,327.9
Porcupine	43.2	6.6	10.3	7.7	152.8
Musselwhite	39.5	7.2	3.4	3.8	216.7
Éléonore	—	—	—	13.2	705.6
Luismin	119.8	33.4	32.8	154.8	1,561.3
Alumbrera	498.7	64.1	300.0	9.3	999.6
Amapari	36.1	11.0	(16.2)	11.2	295.7
Wharf	29.6	5.3	6.7	0.8	35.9
Peak	51.8	10.7	13.2	14.6	191.7
Pueblo Viejo	—	—	—	4.2	193.1
Silver Wheaton	114.9	17.3	54.5	—	775.2
Canadian exploration properties	—	—	(1.4)	—	183.1
Other (1)	(26.8)	0.9	(42.8)	1.5	445.9

Total	$1,171.6	$184.6	$507.6	$286.4	$7,084.5

(1)	Includes assets of discontinued operations (Note 7).
16. COMMITMENTS
At September 30, 2007 commitments exist for capital expenditures of approximately $378.0 million, of which $259.2 million relates to Peñasquito.
54     |     GOLDCORP

HEAD OFFICE
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Telephone: (604) 696-3000
Fax:           (604) 696-3001
Website:      goldcorp.com
TORONTO OFFICE
Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Telephone: (416) 865-0326
Fax:           (416) 359-9787
RENO OFFICE
Suite 310 – 5190 Neil Road
Reno, NV 89502
United States
Telephone: (775) 827-4600
Fax:           (775) 827-5044
MEXICO OFFICE
Luismin SA de CV
Arquimedes #130 – 8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone: 52 (55) 9138-4000
Fax:           52 (55) 5280-7636
STOCK EXCHANGE LISTING
Toronto Stock Exchange:   G
New York Stock Exchange: GG
TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600
1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada
Toll free in Canada and the US:
          (800) 387-0825
Outside of Canada and the US:
          (416) 643-5500
Email: inquiries@cibcmellon.com
INVESTOR RELATIONS
Jeff Wilhoit
Vice President, Investor Relations
Toll free:      (800) 567-6223
Email:        info@goldcorp.com
AUDITORS
Deloitte & Touche LLP
Vancouver, BC